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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on February 2, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Draft Submission No. 1
FORM S-1
REGISTRATION STATEMENT
under the Securities Act of 1933

Legacy Housing Corporation
(Exact Name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2451 (Primary Standard Industrial Classification Number)	20-2897516 (I.R.S. Employer Identification No.)

Legacy Housing Corporation
1600 Forest Ridge Drive, #100
Bedford, Texas 76002
(817) 624-7565
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Curtis D. Hodgson
Kenneth E. Shipley
Co-Chief Executive Officers
Legacy Housing Corporation
1600 Forest Ridge Drive, #100
Bedford, Texas 76002
(817) 624-7565
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steve Wolosky, Esq.
Spencer G. Feldman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas, 15th Floor
New York, New York 10019
(212) 451-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒ Emerging Growth Company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$50,000,000	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares the underwriter has the option to purchase to cover over-allotments, if any.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion—Dated                        , 2018

PRELIMINARY PROSPECTUS

                        Shares

Legacy Housing Corporation

Common Stock

        This is the initial public offering of common stock of Legacy Housing Corporation. Prior to this offering, no public market has existed for our common stock. We are offering [    •    ] shares. We currently estimate that the initial public offering price will be between $[    •    ] and $[    •    ] per share. We intend to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol "LEGH."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds to us, before expenses	$	$

(1)
Please see the section of this prospectus entitled "Underwriting" for additional information regarding underwriter compensation.

        We have granted the underwriter the right to purchase up to [    •    ] additional shares of common stock from us at the initial public offering price less underwriting discounts and commissions to cover over-allotments, if any. The underwriter can exercise this option within 30 days after the date of this prospectus.

        We are an "emerging growth company" as defined under U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriter expects to deliver the shares of our common stock to purchasers on or about                        , 2018.

Sole Managing Underwriter

The date of this prospectus is                        , 2018.

Legacy Housing

Single Wide

- Housing for residential buyers
- 613 – 1,226 sq. ft.
- 1 – 3 bedrooms
- 1 – 2 full bathrooms
- Dimensions: 16x44 – 16x84

Double Wide

- Housing for residential buyers
- 1,227 – 2,669 sq. ft.
- 1 – 5 bedrooms
- 1 – 3.5 bathrooms
- Dimensions: 32x44 – 36x80

18 Wide

- Housing for residential buyers
- 1,120 – 1,130 sq. ft.
- 2 – 4 bedrooms
- 2 full bathrooms
- Dimensions: 18x68 – 18x80

Oilfield Housing

- Designed for oilfield employee housing
- 966 – 1,330 sq.ft.
- 3 – 6 bedrooms
- Dimensions: 14x74 – 18x80

Tiny House

- Housing for residential buyers
- 399 sq. ft.
- 1 – 3 bedrooms
- 1 – 2 full bathrooms
- Dimensions: 12x44

Hunting Cabins

- Customizable floor plan for recreational use
- 399 – 1,773 sq. ft.
- 1 – 3 bedrooms
- Dimensions: 12x44 – 32x64

Park Housing

- MHP financing program; bulk sales to mobile home parks straight from production
- 950 – 1,165 sq. ft.
- 3 bedroom

Legacy Housing Corporation, the nation's fourth largest producer of manufactured housing, offers its customers an array of quality, affordable homes.

 About this Prospectus

        Neither we nor the underwriter has authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriter are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See "Underwriting."

        Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations. The sources of the third-party industry publications referred to in this prospectus are:

  •
  The United States Census Bureau;

i

  •
  The Institute for Building Technology and Safety, an independent nonprofit corporation that works on behalf of government entities; and

  •
  The Manufactured Housing Institute, an independent industry organization.

        The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto, in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

        Unless the context requires otherwise, the words "we," "us," "our," "our company" and "our business" refer to Legacy Housing Corporation, a Delaware corporation, and prior to the Corporate Conversion described in this prospectus, Legacy Housing, Ltd., a Texas limited partnership, and in each case, their consolidated subsidiaries.

 Our Company

        Legacy Housing Corporation is the fourth largest producer of manufactured homes in the United States, based on reported wholesale shipments. With current operations focused primarily in the southern United States, we offer our customers an array of quality homes ranging in size from approximately 390 to 2,667 square feet consisting of 1 to 5 bedrooms, with 1 to 3 1/2 bathrooms. Our homes range in price, at retail, from approximately $22,000 to $110,000. In 2017, we sold 3,424 homes, which was a 37% increase over the 2,506 homes we sold in 2016. We currently have the largest backlog of orders in our company's 12-year history.

        Our homes address the significant need in the United States for affordable housing. This need for affordable housing is being driven by a nationwide trend of increasing rental rates for housing, higher prices for site-built homes, decreasing percentages of home ownership among portions of the U.S. population and stagnant U.S. wage growth. Our customers typically have annual household incomes of less than $60,000 and include young and working class families, as well as persons age 55 and older. In 2016, there were approximately 63,799 households in the United States with annual household incomes of less than $60,000, representing a majority of all U.S. households, according to the Current Population Survey and 2017 Annual Social and Economic Supplement published by the U.S. Census Bureau.

        We believe our company is one of the most vertically integrated in the manufactured housing industry, allowing us to offer a complete solution to our customers, from manufacturing custom-made homes using quality materials and distributing those homes through our expansive network of independent retailers and company-owned distribution locations, to providing tailored financing solutions for our customers. Our homes are constructed in the United States at one of our three manufacturing facilities in accordance with the construction and safety standards of the U.S. Department of Housing and Urban Development ("HUD"). Our factories employ high-volume production techniques that allow us to produce more than 69 home sections (which are entire modules or single floors) in total per week. We use quality materials and operate our own component manufacturing facilities for many of the items used in the construction of our homes. Each home can be configured according to a variety of floor plans and equipped with such features as fireplaces, central air conditioning and state-of-the-art kitchens.

        Our homes are marketed under our premier "Legacy" brand name and currently are sold across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and through direct sales to owners of manufactured home communities. We plan to deepen our distribution channel by using a portion of the net proceeds of this offering to expand our company-owned retail locations in new and existing markets.

        We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products which are sold directly to end-users through both independent and company-owned retail locations, and we provide financing to community owners that buy our products for use in their housing communities. In 2017 and 2016, we financed approximately 13% and 22%, respectively, of the homes we sold.

        Our net revenues and net income for the year ended December 31, 2017 were $[    •    ] and $[    •    ], which was a [    •    ]% and [    •    ]% increase, respectively, over our net revenues and net income for the year ended December 31, 2016 of $113,724,941 and $17,151,210. Our pro forma net income, after giving effect to our recent conversion from a Texas limited partnership to a Delaware corporation, was $[    •    ] and $[    •    ] in 2017 and 2016, respectively.

        Our company was founded in 2005 by Curtis D. Hodgson and Kenneth E. Shipley, who together have more than 60 years of combined experience in the manufactured housing industry. We currently have approximately 900 employees and are based in Bedford, Texas (between Dallas and Fort Worth).

Our Market Opportunity

        Manufactured housing provides a competitive alternative to other forms of affordable housing, whether new or existing, or located in urban, suburban or rural areas. We believe the segment of the U.S. population that manufactured housing most competitively addresses is households with annual incomes of less than $60,000, which includes young families, working class families and persons age 55 and older. Households in this income bracket comprised a majority of total U.S. households in 2016. The comparatively low cost of fully-equipped manufactured housing is attractive to these consumers. Additionally, innovative engineering and design, as well as efficient production techniques, including the advent and development of the "tiny house" market, continue to position manufactured homes as a viable housing alternative. Demand for high-quality affordable housing has also been driven by increasing rental rates for housing, higher prices for site-built homes, decreasing percentages of home ownership among portions of the U.S. population and stagnant U.S. wage growth.

        In 2016, according to data published by the U.S. Census Bureau, the Institute for Building Technology and Safety ("IBTS"), and the Manufactured Housing Institute ("MHI"), the manufactured housing industry shipped approximately 81,200 manufactured homes. Since 2009, the annual number of manufactured homes shipped has increased each year and, during that time, the annual average sale price for new single-family homes (including the land on which they were built) increased approximately 37.5%, while the annual average sale prices of manufactured homes remained relatively flat, increasing approximately 11.9%.

Our Growth Strategy

        We have a strong operating history of investing in successful growth initiatives over the past 12 years. We believe that the solutions we are able to provide for our customers, as a result of the vertical integration of our company, will provide enduring net revenues and net income growth. Our growth strategy includes the following key initiatives:

  •
  Broaden and Deepen Our Retail Presence in Key Geographic Areas.  We currently distribute our products across 13 states through a combination of nine company-owned retail locations and 132 independent retail locations. We believe that a more robust network of company-owned retail locations will allow us to be more responsive and improve the customer experience at all stages, from manufacturing and design to sales, financing and customer service. We believe our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins.

  •
  Expand Financing Solutions for Our Customers.  We recognize that offering financing solutions to our customers is an important component of being a vertically integrated company that provides affordable manufactured housing. Providing financing improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which act as additional drivers of net revenues for us.

  •
  Continue to Focus on Innovation and Customization for Core Customer Groups.  Our production strategy is focused on continually developing the resources necessary to efficiently build homes that incorporate unique, varied and innovative customer preferences. We are constantly seeking ways to directly source materials to be used in the manufacturing process, which allows us to ensure we have quality materials that can be customized to meet our customers' needs. Our principal focus is on designing and building highly functional and durable products that appeal to families of all sizes.

  •
  Seek Additional Agreements With Owners of Manufactured Home Communities.  Community housing developments provide us with large, concentrated sales opportunities. We believe there are significant growth opportunities to work with our development partners on such projects and view these opportunities as an important driver of our growth strategy.

  •
  Pursue Selective Acquisitions.  We seek to grow through selective acquisitions in both existing markets and new markets that exhibit strong and reliable long-term fundamentals. We also regularly evaluate opportunities tangentially related to our affordable housing business in our geographic markets. We have no current agreements or understandings regarding an acquisition.

Our Products

        We are the fourth largest producer of manufactured homes in the United States, based on reported wholesale shipments. We produce a wide variety of homes that can be used by our customers in a number of ways. We build a variety of sizes and floor plans of residential homes and tiny houses. We work collaboratively with our partners to meet diverse housing needs, such as residences on privately-owned land and in manufactured home communities, recreational and vacation properties, such as hunting cabins, and accommodations for workforces in oilfields and other industries.

        We utilize local market research to design homes that meet the specific requirements of our customers and our homes are designed after extensive field research and consumer feedback. We frequently introduce new floor plans, decor, exterior design, features and accessories to appeal to changing consumer trends and we offer an assortment of customizations to match each customer's individual tastes. Each home typically contains a living room, dining area, kitchen, 1 to 5 bedrooms and 1 to 3 1/2 bathrooms, and each home can be customized to include certain features including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative wood grain vinyl floors, wood cabinetry and energy conservation elements. In addition to traditional manufactured homes, we offer a diverse assortment of tiny houses, which are recreational structures between 320 and 400 square feet in size that are used as temporary dwellings, can be pulled by a pick-up truck and are generally aesthetically similar to larger homes. Our tiny houses are built in a variety of models and floor plans and typically range from 1 to 3 bedrooms with 1 to 2 bathrooms. Our manufactured homes are constructed in accordance with the construction and safety standards of HUD and our Texas factories are certified to build homes according to the Texas Industrialized Housing and Buildings law (known as the Texas Modular Code).

        Our manufactured homes are entirely constructed and equipped at our three factories. Our homes are constructed using high-volume production techniques and employ approximately 150 to 275 employees at each facility. Most of our homes are constructed in one or more sections (or floors) on a steel chassis. Each section is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components and ending with a final quality control inspection. The efficiency of the production process and the benefits of constructing homes in a controlled factory environment enable us to produce homes in less time and at a lower cost per-square-foot than traditional home building. The finished home is then transported directly to a customer at a retail sales center, work site or manufactured home community. In 2017 and 2016, we manufactured 3,424 and 2,506 homes, including 327 and 293 tiny houses, respectively.

        We currently operate three manufacturing facilities located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia, each of which range in size from approximately 97,000 to 388,000 square feet. The production schedules for our manufacturing facilities are based on wholesale orders received from distributors, which fluctuate from week to week. In general, our facilities are structured to operate on one 8- to 9-hour shift per day, five days per week. We currently manufacture a typical home in approximately three to six production days. During the year ended December 31, 2017, we produced, on average, more than 69 home sections per week compared to 62 home sections per week for an 11% increase during the same period in 2016. We believe that we will be able to continue to increase this capacity as we grow.

Distribution

        We currently distribute our manufactured homes across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and direct sales to owners of manufactured home communities. As is common in the industry, our independent distributors typically sell manufactured homes produced by other manufacturers in addition to our manufactured homes. Additionally, some independent retailers operate multiple sales outlets. No independent retailer accounted for 10% or more of our manufacturing net revenues during 2017 or 2016.

        We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. Additionally, we display our products at trade shows and support our retailers through the distribution of floor plan literature, brochures, decor selection displays and point of sale promotional material, as well as internet-based marketing assistance. We believe we have the most comprehensive printed catalog of manufactured housing products in the industry.

        In addition to our expansive independent retailer channel, we have attractive growth opportunities to expand our company-owned locations. We currently operate nine company-owned retail locations. Our company-owned locations allow us to improve the customer experience through all steps of the buying process, from manufacturing and design to sales, financing and customer service. This also gives us a direct window into consumer preferences and lending opportunities. We believe that our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins.

Financing Solutions for Our Customers

        We offer three types of financing solutions. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products sold directly to end-users through both independent and our company-owned retail locations, and financing to community owners that buy our products for use in their rental housing communities. All loan applications go through an underwriting process to evaluate credit risk. The interest rates on approved loans are determined by a buyer's credit score and down payment amount. We use payment history to monitor the credit quality of the portfolio loans on an ongoing basis. Offering financing solutions to our dealers and customers generally improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which acts as an additional driver of net income for us.

        Certain of our wholesale factory-built housing sales to independent retailers are purchased through wholesale floor plan financing arrangements. Under a typical floor plan financing arrangement, an independent financial institution specializing in this line of business provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires us, as the manufacturer of the home, to enter into a separate repurchase agreement with the financial institution under which we are obligated, upon default by the retailer and under certain other circumstances, to repurchase the financed home at declining prices over the term of the repurchase agreement. Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer.

        Sales of factory-built homes are significantly affected by the availability and cost of consumer financing. There are three basic types of consumer financing in the factory-built housing industry: (i) chattel, or personal property loans, for purchasers of a home without any underlying land involved (generally HUD code homes), (ii) non-conforming mortgages for purchasers of a home and the land on which the home is placed, and (iii) conforming mortgage loans which comply with the requirements of the Federal Housing Administration ("FHA"), Veterans Affairs or GSE loans. At the present time, we currently offer only chattel loans. We intend to fill some of the demand for consumer financing by increasing the pace of our consumer lending for products we build. As our own network of company-owned retail centers becomes a larger share of our production, we will be able couple our consumer-financing solutions with increased levels of anticipated sales from our own centers.

        Our financing solutions are designed solely for the purpose of financing products we build and sell through our sales channels. We do not intend to offer financing to the market in general, but, rather, we expect to continue to limit our financing to products built in our factories and products sold by us.

Our Competitive Advantages

        We offer a complete solution for affordable manufactured housing. We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following key competitive strengths:

  •
  Quality and Variety of Housing Designs.  Based on more than 60 combined years of industry experience, our co-founders have developed an operating model that enables the efficient production of quality, customizable manufactured homes. All of our homes are constructed in one of our three U.S.-based manufacturing facilities. By utilizing an assembly-line process we are able to manufacture a home in approximately three to six days and are currently producing on average more than 69 home sections in total per week. We utilize local market research to design homes that meet the specific needs of our customers and offer a variety of structural and decorative customization options, including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative wood grain vinyl floors, wood cabinetry and energy conservation elements. Additionally, our homes have vaulted ceilings in every room, have numerous proprietary advantages such as our copyrighted "furniture friendly" floor plans and, in most cases, are wider, have taller ceilings and a steeper roof pitch than our competitors' products.

  •
  Manufacturing in Close Proximity to Customers in Key Markets.  Our three manufacturing facilities are strategically located to allow us to serve our 132 independent and nine company-owned retail locations across 13 states. Currently, we have a manufacturing plant in Fort Worth, Texas that measures 97,000 square feet in size and produced 1,021 homes in 2017, a manufacturing plant in Commerce, Texas that measures 130,000 square feet in size and produced 1,322 homes in 2017, and a manufacturing plant in Eatonton, Georgia that measures 388,000 square feet in size and produced 754 homes in 2017. We believe that we have additional manufacturing capacity to support future growth. Once our homes are constructed and equipped at our facilities, we have the ability to transport the finished products directly to customers through a fleet of company-owned trucks, ensuring timely and efficient delivery of our manufactured homes.

  •
  Expansive and Growing Distribution Network.  We distribute our products across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and direct sales to owners of manufactured home communities. Our first company-owned retail location opened in June 2016 and we plan to significantly expand our company-owned retail footprint over the next two years. Increasing the mix of company-owned locations allows us to improve the customer experience through all the steps of the buying process, from manufacturing and design to sales, financing and customer service.

  •
  Available Financing for our Customers.  Our strong financial position allows us to develop and offer financing solutions to our customers in connection with their purchase of our homes. We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We provide consumer financing for our products sold directly to end-users through both independent and our company-owned retail locations, and we also provide financing to community owners that buy our products for use in their rental housing communities.

  •
  Support for Owners of Manufactured Home Communities.  We provide manufacturing and financing solutions for owners of manufactured home communities in connection with their development of communities in our geographic market area. Such development projects can vary, but generally include custom park development financing and large purchase orders of manufactured homes.

Selected Risks Associated with Our Business

        Investing in our common stock involves a high degree of risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

  •
  the highly competitive, consolidated, seasonal and cyclical nature of the industry in which we operate and our inability to compete effectively against larger manufactured home builders;

  •
  our dependence on independent retailers to market and sell a substantial portion of our manufactured homes;

  •
  the risk involved in our vertically integrated lines of business, including our failure to adequately assess and monitor the credit risks of our customers who purchase our products using our financial services;

  •
  our concentration in the southern United States, and notably in Texas, of substantially all of our operations and our potential inability to effectively expand the reach of our existing products to new customers and new markets;

  •
  our ability to attract and retain collaborative partners for community development projects;

  •
  changes in regulations, including zoning ordinances and lending rules may adversely impact our business; and

  •
  adverse changes in employment levels, employment growth, interest rates, consumer confidence, land availability and development costs, apartment and rental housing vacancy levels, inflation and the health of the economy in general.

Corporate Conversion

        Prior to January 1, 2018, we were a Texas limited partnership named Legacy Housing, Ltd. Effective January 1, 2018, we converted into a Delaware corporation and changed our name to Legacy Housing Corporation. In conjunction with the conversion, all of our outstanding partnership interests were converted on a proportional basis into shares of common stock. For more information, see the section entitled "Corporate Conversion."

Implications of Being an "Emerging Growth Company"

        As a public reporting company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

  •
  are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

  •
  are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

  •
  are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden-parachute" votes);

  •
  are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

  •
  may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

  •
  are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

  •
  will not be required to conduct an evaluation of our internal controls over financial reporting for two years.

        We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see "Risk Factors," page 21 ("We are an 'emerging growth company'. . . .").

        Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a "smaller reporting company" under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management's assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

        Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules we will continue to qualify as a "smaller reporting company" for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

Corporate Information and Incorporation

        We were originally organized in May 2005 as Legacy Housing, Ltd., a Texas limited partnership. As discussed above, we converted into a Delaware corporation and changed our name to Legacy Housing Corporation effective as of January 1, 2018, which is referred to herein as the Corporate Conversion.

        Our principal executive offices are located at 1600 Forest Ridge Drive, #100, Bedford, Texas 76022, and our telephone number is (817) 624-7565. You may access our website at www.legacyhousingcorp.com. Information contained on, or accessible through, our website is not part of this prospectus and is not incorporated in this prospectus by reference.

 THE OFFERING

        The summary below describes the principal terms of this offering. The "Description of Capital Stock" section of this prospectus contains a more detailed description of the common stock.

Common stock offered by us	[•] shares.
Proposed initial public offering price	$[•] per share
Underwriter's over-allotment option	We have granted the underwriter a 30-day option to purchase up to an additional [•] shares of our common stock from us at the price to public less underwriting discounts and commissions to cover over-allotments, if any.
Common stock to be outstanding after this offering	[•] shares (or [•] shares if the underwriter's option to purchase additional shares from us is exercised in full).(1)
Use of proceeds after expenses	We estimate that the net proceeds of the sale of our common stock in this offering will be approximately $[•] million (or approximately $[•] million if the underwriter exercises its option in full to purchase additional shares of our common stock), based on an assumed initial public offering price of $[•] per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering to expand our retail presence in the southeast United States and surrounding geographic markets, provide financing solutions to select housing community-owner customers, fund possible acquisitions for expansion geographically or into affordable housing niches, and the balance for working capital and general corporate purposes. See "Use of Proceeds" for more information.
Dividend policy	We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.
Risk factors	Investing in our common stock involves a high degree of risk. See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq trading symbol	"LEGH"(2)

(1)
In this prospectus, except as otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering and the other information based thereon:

•
assumes an initial public offering price of $[    •    ] per share of common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

  •
  excludes [    •    ] shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $[    •    ] per share under our 2018 Incentive Compensation Plan;

  •
  excludes an additional [    •    ] shares of our common stock reserved for future issuance under our 2018 Incentive Compensation Plan; and

  •
  no exercise of the underwriter's option to purchase up to [    •    ] additional shares from us in this offering to cover over-allotments, if any.

(2)
We have reserved the trading symbol "LEGH" in connection with our application to have our common stock listed for trading on The Nasdaq Capital Market.

SUMMARY CONSOLIDATED FINANCIAL DATA

        In the following tables, we provide our summary consolidated financial data. We have derived the summary consolidated statements of operations for the years ended December 31, 2017 and 2016 from our audited consolidated financial statements appearing in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. When you read this summary consolidated financial data, it is important that you read it together with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the consolidated financial statements, related notes and other financial information included in this prospectus.

	Year Ended December 31,
	2017	2016
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues	$		$113,725
Cost of revenues			85,501

Gross profit			28,224
Operating expenses
Selling, general & administrative expenses			9,568
Provision for loan losses			1,468

			11,037
Income from operations			17,188
Other income (expense)
Other income, net			242
Non-operating interest expense			(173)
Realized gain on investments			—
Gain on early settlement of dealer portfolio positions			66

Total other income			173

Income before state income tax expense			17,360
State income tax expense			(209)

Net income	$		$17,151

Pro Forma Information (unaudited):(1)
Net income before pro forma provision for income taxes	$	$
Pro forma provision for income taxes	$	$

Pro forma net income	$	$

Pro forma net income per share:
Basic	$	$
Diluted	$	$
Pro forma weighted average shares outstanding:
Basic
Diluted

As of December 31, 2017
	Actual(2)	Pro Forma, As Adjusted(3)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$
Working capital	$	$
Total assets	$	$
Total indebtedness	$	$
Total equity	$	$

(1)
Unaudited pro forma provision for income taxes, net income and per share information gives effect to the Corporate Conversion. Effective January 1, 2018, all of our outstanding partnership interests were converted on a proportional basis into shares of common stock.

(2)
Actual balance sheet data presents balance sheet data on an actual basis without any adjustments to reflect subsequent or anticipated events.

(3)
As adjusted balance sheet data presents balance sheet data on a pro forma as adjusted basis for Legacy Housing Corporation reflecting the receipt by us of the net proceeds from the sale of [    •    ] shares of common stock in this offering at an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the over-allotment option held by the underwriter with respect to this offering, as if each had occurred on December 31, 2017. The Corporate Conversion had no impact on the line items presented.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in our common stock. If any of the following risks actually occur, as well as other risks not currently known to us or that we currently consider immaterial, our business, operating results and financial condition could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-looking Statements" in this prospectus. In assessing the risks below, you should also refer to the other information contained in this prospectus, including the financial statements and the related notes, before deciding to purchase any shares of our common stock.

 Risks Related to Our Business and the Manufactured Housing Industry

The manufactured housing industry is highly competitive, and increased competition and greater consolidation may result in lower revenue for us.

        The manufactured housing industry is highly competitive. Competition at both the manufacturing and retail levels is based upon several factors, including, among others, price, product features, reputation for service and quality, brand recognition, merchandising, terms of retailer promotional programs and the terms of retail customer financing. Numerous companies produce manufactured homes in our markets. In addition, our homes compete with repossessed homes and new homes that are offered for sale in the geographic markets in which we operate. Certain of our manufacturing competitors also have their own retail distribution systems and consumer finance and insurance operations. We believe that where wholesale floor plan financing is available, it is relatively easy for new retailers to enter into our markets as competitors. In addition, our products compete with other forms of low- to moderate-cost housing, including new and existing site-built homes, apartments, townhouses and condominiums. If we are unable to compete effectively in this environment, our manufactured housing revenue could be adversely impacted.

        Our industry has been in a state of consolidation over the past 15 years and a significant portion of the market share is held by a relatively small number of companies. If the industry continues to further consolidate, we may not be able to grow at the pace we would like, which could adversely impact our results of operations.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

        Since commencing operations in 2005, we have grown rapidly. Our future operating results may depend on our ability to effectively manage our growth, which is dependent, in part, upon our ability to, among other things:

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  stabilize and manage an increasing number of relationships across the regions in which we operate while maintaining a high level of customer satisfaction, and building and enhancing our brand;

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  identify and supervise a number of suitable third parties on which we rely to provide certain services that are critical to our success;

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  attract, integrate and retain new management and operations personnel; and

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  continue to improve our operational and financial controls and reporting procedures and systems.

        We can provide no assurance that we will be able to grow our business efficiently or effectively, or without incurring significant additional expenses. Any failure to do so may have an adverse effect on our business and operating results.

If we are unable to establish or maintain relationships with independent retailers who sell our homes, our revenue could decline.

        As of December 31, 2017, approximately 67% all of our wholesale sales of manufactured homes were to independent retailers. As is common in the industry, independent retailers may also sell homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that currently sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our homes exclusively and may choose to sell our competitors' homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent, as they are subject to industry, economic, demographic and seasonal trends similar to those faced by us. If we do not establish and maintain relationships with solvent independent retailers in one or more of our markets, revenue in those markets could decline.

If we are unable to successfully increase the size of our company-owned retail network, our relationships with independent retailers who sell our homes, our revenue will continue to be critical to our company's success.

        As part of our growth strategy, we intend to further develop our network of company-owned retail locations through which we sell our products. We currently have nine retail locations, however, we also work closely with over 130 independent distributors and we have a deep understanding of the retail and distribution process with respect to our products. Our additional retail locations will be competing with existing retailers and distributors who have been operating in this space for a significant time and have other advantages, including the ability to sell products from other manufacturers. As such, our additional retail locations may not be successful. If we are unable to build a more robust retail presence, we will need to continue to rely heavily on our network of independent distributors for our distribution needs and those relationships will continue to be a critical component of the success of the business and any deterioration of those relationships could negatively impact our results of operations.

Our operations are concentrated in the southern United States, which exposes us to regional economic, social and other risks.

        Our operations are concentrated in the southern United States, most notably Texas. Due to the concentrated nature of our operations, there could be instances where these regions are negatively impacted by economic, natural, social or population changes that could, in turn, negatively impact the results of the business, more than other companies that are more geographically dispersed. We have a significant presence in Texas with one manufacturing facility located in Fort Worth, Texas and another located in Commerce, Texas. As of December 31, 2017, we sold our manufactured homes in 13 states, approximately 66% of which we sold in Texas.

        Further, as of December 31, 2017, our loan contracts were secured by manufactured homes located in 13 states, of which 81% of them are located in Texas. Loan contracts secured by collateral that is geographically concentrated could experience higher rates of delinquencies, default and foreclosure losses than loan contracts secured by collateral that is more geographically dispersed. Accordingly, a decline in the economic and social conditions in Texas and surrounding states could have a material adverse effect on our results of operations.

We operate and will continue to operate primarily in the single-family properties sector of the real estate industry, which exposes us to downturns in the single-family properties sector or declines in the broader housing industry.

        Our business is focused and will continue to be focused in the single-family properties sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory or environmental conditions, or other events, in our markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified product line. We believe that there are seasonal fluctuations in rental demand with demand higher in the spring and summer than in the late fall and winter. Such seasonal fluctuations may impact our operating results.

        As a participant in the homebuilding industry, we are subject to market forces beyond our control. These market forces include employment levels, employment growth, interest rates, consumer confidence, development costs, apartment and rental housing vacancy levels, inflation and the health of the general economy. Unfavorable changes in any of the above factors or other issues could have an adverse effect on our revenue and earnings.

The cyclical and seasonal nature of the manufactured housing industry causes our revenues and operating results to fluctuate, and we expect this cyclicality and seasonality to continue in the future.

        The manufactured housing industry is highly cyclical and seasonal and is influenced by many national and regional economic and demographic factors, including the availability of consumer financing for home buyers, the availability of wholesale financing for retailers, seasonality of demand, consumer confidence, interest rates, demographic and employment trends, income levels, housing demand, general economic conditions, including inflation and recessions, and the availability of suitable home sites.

        As a result of these economic, demographic and other factors, our revenues and operating results fluctuate, and we expect them to continue to fluctuate in the future. Moreover, we could experience quarterly operating losses during cyclical downturns in the manufactured housing market.

Failure to find collaborative partners for community development projects could adversely affect us.

        Part of our growth strategy is to increase our involvement in community development projects. Participation in these projects requires that we find collaborative partners who are seeking to develop communities of affordable manufactured housing. Given the highly-competitive environment in which we operate, we cannot guarantee that we will be able to secure or continue such partnerships, which could have an adverse impact on our results of operations.

Our results of operations can be adversely affected by labor shortages and the pricing and availability of raw materials.

        The homebuilding industry has from time to time experienced labor shortages and other labor-related issues. A number of factors may adversely affect the labor force available to us and our subcontractors in one or more of our markets, including, among others, high employment levels, construction market conditions and government regulation, which include laws and regulations related to workers' health and safety, wage and hour practices and immigration. An overall labor shortage or a lack of skilled or unskilled labor could cause significant increases in costs or delays in construction of homes, which could have a material adverse effect upon our revenue and results of operations.

        Our results of operations can be affected by the pricing and availability of raw materials. Although we attempt to increase the sales prices of our homes in response to higher materials costs, such increases may lag behind the escalation of materials costs. Sudden increases in price and lack of availability of raw materials can be caused by natural disaster or other market forces. Although we have not recently experienced any production halts, severe or prolonged shortages of some of our most important building materials, which include wood and wood products, gypsum wallboard, steel, insulation and other petroleum-based products, have occurred. There can be no assurance that sufficient supplies of these and other raw materials will continue to be available to us.

Our involvement in vertically integrated lines of business, including manufactured housing financial services, transportation services, and company-owned retail locations exposes us to certain risks.

        We are a vertically integrated business that not only manufactures affordable housing, but also provides delivery services and financing for customers. We offer manufactured home chattel loans to purchasers of our homes sold by independent retailers. If our customers are unable to repay their loans, we may be adversely affected. We make loans to borrowers that we believe are creditworthy based on our underwriting guidelines. However, the ability of these customers to repay their loans may be affected by a number of factors, including, among others, national, regional and local economic conditions, changes or continued weakness in specific industry segments, natural hazard risks affecting the region in which the borrower resides, and employment, financial or life circumstances.

        If customers do not repay their loans, we may repossess or foreclose on the secured property in order to liquidate our loan collateral and minimize losses. The homes we manufacture are subject to fluctuating market values, and proceeds realized from liquidating repossessed or foreclosed homes are highly susceptible to adverse movements in collateral values. Home price depreciation and elevated levels of unemployment may result in additional defaults and exacerbate actual loss severities upon collateral liquidation beyond those normally experienced by us.

        Some of the loans we have originated or may originate in the future may not have a liquid market, or the market may contract rapidly and the loans may become illiquid. Although we offer loan products and price our loans at levels that we believe are marketable at the time of credit application approval, market conditions for home-only loans may deteriorate rapidly and significantly. Our ability to respond to changing market conditions is bound by credit approval and funding commitments we make in advance of loan completion. In this environment, it is difficult to predict the types of loan products and characteristics that may be susceptible to future market curtailments and tailor our loan offerings accordingly. As a result, no assurance can be given that the market value of our loans will not decline in the future.

        In addition, while we currently distribute our products through independent distributors, part of our growth strategy is to develop a network of company-owned retail locations through which we will sell our products. This will further increase our vertical integration and possibly subject us to further risks. There is a risk that our retail locations will not be successful and may negatively impact our relationships with our distributors.

Tightened credit standards, curtailed lending activity by home-only lenders and increased government lending regulations have contributed to a constrained consumer financing market.

        We provide financing to individual buyers, dealers and manufactured housing community developers who buy our manufactured homes. In 2017 and 2016, we financed approximately 13% and 22%, respectively, of all homes that we sold. Other consumers who buy our manufactured homes have historically secured retail financing from third-party lenders. Home-only financing is at times more difficult to obtain than financing for site-built homes. The availability, terms and costs of retail financing depend on the lending practices of financial institutions, governmental policies and economic and other conditions, all of which are beyond our control. Over the last decade, home-only lenders have tightened credit underwriting standards and increased interest rates for loans to purchase manufactured homes, which has reduced lending volumes and negatively impacted revenue for manufactured home sellers. Most of the national lenders who have historically provided home-only loans have exited the manufactured housing sector of the home loan industry.

        Changes in laws or other events that adversely affect liquidity in the secondary mortgage market could hurt our business. The GSEs and the FHA play significant roles in insuring or purchasing home mortgages and creating or insuring investment securities that are either sold to investors or held in their portfolios. These organizations provide significant liquidity to the secondary market. Any new federal laws or regulations that restrict or curtail their activities, or any other events or conditions that alter the roles of these organizations in the housing finance market could affect the ability of our customers to obtain mortgage loans or could increase mortgage interest rates, fees, and credit standards, which could reduce demand for our homes and/or the loans that we originate and adversely affect our results of operations.

The availability of wholesale financing for industry retailers is limited due to a reduced number of floor plan lenders and reduced lending limits.

        Manufactured housing retailers generally finance their inventory purchases with wholesale floor plan financing provided by lending institutions. The availability of wholesale financing is significantly affected by the number of floor plan lenders and their lending limits. Floor plan financing providers could further reduce their levels of floor plan lending. Reduced availability of floor plan lending negatively affects the inventory levels of our independent retailers, the number of retail sales center locations and related wholesale demand, and adversely affects the availability of and access to capital on an ongoing basis.

Our participation in certain financing programs for the purchase of our products by industry retailers, consumers and housing community developers may expose us to additional risk of credit loss, which could adversely impact our liquidity and results of operations.

        We are exposed to risks associated with the creditworthiness of certain independent retailers and home buyers, many of whom may be adversely affected by the volatile conditions in the economy and financial markets. These conditions could result in financial instability or other adverse effects. The consequences of such adverse effects could include delinquencies by customers who purchase our products under special financing initiatives, and deterioration of collateral values. In addition, we may incur losses if our collateral cannot be recovered or liquidated at prices sufficient to recover recorded commercial loan notes receivable balances. The realization of any of these factors may adversely affect our cash flow, profitability and financial condition.

We are subject to extensive regulation affecting the production and sale of manufactured housing, which could adversely affect our profitability.

        We are subject to a variety of federal, state and local laws and regulations affecting the production and sale of manufactured housing. Our failure to comply with such laws and regulations could expose us to a wide variety of sanctions, including closing one or more manufacturing facilities. Regulatory matters affecting our operations are under regular review by governmental bodies and we cannot predict what effect, if any, new laws and regulations would have on us or the manufactured housing industry. Failure to comply with applicable laws or regulations or the passage in the future of new and more stringent laws, may adversely affect our financial condition or results of operations.

        Manufactured homes are subject to various covenants and local laws and regulatory requirements, including permitting, licensing and zoning requirements. Local regulations, including municipal or local ordinances, restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring any of our properties or when undertaking renovations of any of our existing properties. Additionally, such local regulations may cause us to incur additional costs to renovate or maintain our properties in accordance with the particular rules and regulations. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on us and cause the value of our common stock to decline.

If the manufactured housing industry is not able to secure favorable local zoning ordinances, our revenue could decline and our business could be adversely affected.

        Manufactured housing communities and individual home placements, including tiny houses, are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which we believe has restricted the growth of the industry. It is possible that manufactured homes may not achieve widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured housing industry is unable to secure favorable local zoning ordinances, our revenue could decline and our business, results of operations and financial condition could be adversely affected.

Our results of operations could be adversely affected by significant warranty and construction defect claims on manufactured housing.

        In the ordinary course of our business, we are subject to home warranty and construction defect claims. We record a reserve for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors. Construction defect claims may arise during a significant period of time after product completion. Although we maintain general liability insurance and reserves for such claims, based on our assessments, which to date have been adequate, there can be no assurance that warranty and construction defect claims will remain at current levels or that such reserves will continue to be adequate. A large number of warranty and construction defect claims exceeding our current levels could have a material adverse effect on our results of operations.

We may become a target of legal demands, litigation (including class actions) and negative publicity by consumer rights organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm.

        Numerous consumer rights organizations exist throughout the country and operate in our markets, and we may attract attention from some of these organizations and become a target of legal demands, litigation and negative publicity. While we intend to conduct our business lawfully and in compliance with applicable consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take, or what remedies they may seek.

        Additionally, such organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain or limit our business operations, and such actions may adversely impact our business or may generate negative publicity for our business and harm our reputation. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Our liquidity and ability to raise capital may be limited.

        We may need to obtain debt or additional equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available on satisfactory terms.

Curtis D. Hodgson and Kenneth E. Shipley possess specialized knowledge about our business and we would be adversely impacted if either one were to become unavailable to us.

        We believe that our ability to execute our business strategy will depend to a significant extent upon the efforts and abilities of Curtis D. Hodgson and Kenneth E. Shipley, our Co-Chief Executive Officers. Mr. Hodgson, who is an attorney and engineer, oversees our day-to-day business operations including strategic planning, and possesses technical expertise regarding our manufacturing processes that would be difficult to replace. Mr. Shipley, who oversees our sales and distribution including our company-owned retail locations, has specialized knowledge regarding the manufactured home industry and dealer and customer contacts that our other officers do not possess. If Messrs. Hodgson or Shipley were to become unavailable to us, our operations would be adversely affected. We do not have "key-man" life insurance for our benefit on the lives of either Messrs. Hodgson or Shipley.

A prolonged delay by Congress and the President to approve budgets or continuing appropriation resolutions to facilitate the operations of the federal government could delay the completion of home sales and/or cause cancellations, and thereby negatively impact our deliveries and revenues.

        Congress and the President may not timely approve budgets or appropriation legislation to facilitate the operations of the federal government. As a result, many federal agencies have historically and may again cease or curtail some activities. The affected activities include Internal Revenue Service ("IRS") verification of loan applicants' tax return information and approvals by the FHA and other government agencies to fund or insure mortgage loans under programs that these agencies operate. As a number of our home buyers use these programs to obtain financing to purchase our homes, and many lenders, including us, require ongoing coordination with these and other governmental entities to originate home loans, a prolonged delay in the performance of their activities could prevent prospective qualified buyers of our homes from obtaining the loans they need to complete such purchases, which could lead to delays or cancellations of home sales. These and other affected governmental bodies could cause interruptions in various aspects of our business and investments. Depending on the length of disruption, such factors could have a material adverse impact on our consolidated financial statements.

We are highly dependent on information systems and systems failures or data security breaches could significantly disrupt our business, which may, in turn, negatively affect us and the value of our common stock.

        We use information technology and other computer resources to carry out important operational activities and to maintain our business records. Our computer systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (through cyber-attacks from computer hackers and sophisticated organizations), catastrophic events such as fires, tornadoes and hurricanes and human error. Given the unpredictability of the timing, nature and scope of information technology disruptions, if our computer systems and our backup systems are damaged, breached, or cease to function properly, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information (including information about our home buyers and business partners), destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We are involved in a variety of litigation.

        We are involved in a range of legal actions in the ordinary course of business. These actions may include, among others, warranty disputes, labor disputes, issues with regulators and local housing officials, outside vendor disputes and trademark infringement and other intellectual property claims. These actions can be time-consuming and expensive, and may adversely affect our reputation. Although we are not involved in any legal or regulatory proceedings that we expect would have a material adverse effect on our business, results of operations or financial condition, such proceedings may arise in the future.

We have no operating history as a publicly-traded company, and our inexperience could materially and adversely affect us and our stockholders.

        We have no operating history as a publicly-traded company. Our board of directors and senior management team will have overall responsibility for our management and only a limited number of our directors or members of our senior management team have prior experience in operating a public company. As a publicly-traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic SEC reporting and Nasdaq obligations. We cannot assure you that management's past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status may materially and adversely affect us and our stockholders.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth, and our compensation expenses may increase.

        To execute on our strategy, we must continue to attract and retain highly qualified personnel. Competition for these personnel is intense. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we do. Highly-qualified personnel are also aggressively recruited by other emerging growth companies, which are especially active in many of the areas and geographic regions in which we operate. In addition, in making employment decisions, job candidates may consider the value of the stock-based compensation they are to receive in connection with their employment. Declines in the value of our common stock could adversely affect our ability to attract or retain key employees and result in increased employee compensation expenses.

We may face quarterly and seasonal fluctuations that could harm our business.

        Our revenues and results of operations have fluctuated in the past, and will likely continue to fluctuate, on a quarterly basis. Such fluctuations are the result of a seasonal pattern that reflects variations in consumer purchasing habits.

Changes in accounting principles or guidance, or in their interpretations, could result in unfavorable accounting charges or effects, including changes to our previously filed consolidated financial statements, which could cause our stock price to decline.

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant negative effect on our reported results and retroactively affect previously reported results, which, in turn, could cause our stock price to decline.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the accounting and internal controls provisions of the Foreign Corrupt Practices Act of 1977, as amended, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as rules and regulations subsequently implemented by the SEC and The Nasdaq, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time and resources to complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an "emerging growth company," as defined by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). These new obligations will require substantial attention from our management team and could divert their attention away from the day-to-day management of our business. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers, and more expensive for us to obtain director and officer liability insurance.

We are an "emerging growth company" and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our consolidated financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our securities may be less attractive to investors.

        As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an "emerging growth company" under the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

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  are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

  •
  are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

  •
  are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden-parachute" votes);

  •
  are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

  •
  may present only two years of audited financial statements and only two years of related Management's Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

  •
  are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

        We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our consolidated financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

        Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a "smaller reporting company" under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management's assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

        Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a "smaller reporting company" for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

        We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our securities less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

While we currently qualify as an "emerging growth company" under the JOBS Act, once we lose emerging growth company status, the costs and demands placed upon our management are expected to increase.

        Following this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed to be a "large accelerated filer," as defined under the Exchange Act. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements.

 Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile and your investment could decline in value.

        The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

  •
  quarterly variations in our results of operations;

  •
  results of operations that vary from the expectations of securities analysts and investors;

  •
  results of operations that vary from those of our competitors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts;

  •
  announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  changes affecting the availability of financing in the wholesale and consumer lending markets;

  •
  regulatory developments in the manufactured housing industry;

  •
  significant future sales of our common stock, and additions or departures of key personnel; and

  •
  general economic, market and currency factors and conditions unrelated to our performance.

        In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management's attention and resources.

Our common stock has no prior market and our stock price may decline after the offering.

        Before this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock listed on The Nasdaq Capital Market, an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. Our company and the underwriter will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

Investors purchasing common stock in this offering will experience immediate dilution.

        The initial public offering price of shares of our common stock is higher than the pro forma as adjusted net tangible book value per outstanding share of our common stock. You will incur immediate dilution of $[    •    ] per share in the pro forma as adjusted net tangible book value of shares of our common stock, based on an assumed initial public offering price of $[    •    ] per share, the midpoint of the range set forth on the cover page of this prospectus. To the extent outstanding options are ultimately exercised, there will be further dilution of the common stock sold in this offering.

Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock.

        If we or our stockholders sell substantial amounts of our shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

        Immediately upon completion of this offering, based on the number of shares outstanding as of February 1, 2018, we will have 100,000,000 shares of common stock authorized and [    •    ] shares of common stock outstanding. Of these shares, the [    •    ] shares to be sold in this offering (assuming the underwriter does not exercise its option to purchase additional shares in this offering to cover over-allotments, if any) will be freely tradable. We, our executive officers and directors, and all of our stockholders have entered into agreements with the underwriter not to sell or otherwise dispose of shares of our common stock for a period of 180 days following completion of this offering, with certain exceptions. Immediately upon the expiration of this lock-up period, [    •    ] shares will be freely tradable pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") by non-affiliates and another [    •    ] shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

        In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 registering the issuance of approximately [    •    ] shares of common stock subject to options or other equity awards issued or reserved for future issuance under our 2018 Incentive Compensation Plan. Shares registered under the registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Securities Act Rule 144 in the case of our affiliates.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, or if our actual results differ significantly from our guidance, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

        In addition, from time to time, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management's estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Any failure to meet guidance or analysts' expectations could have a material adverse effect on the trading price or volume of our stock.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

        Our corporate documents, to be effective upon completion of this offering, and the Delaware General Corporation Law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to help defend against a takeover attempt;

  •
  establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

  •
  provide that stockholders are only entitled to call a special meeting upon written request by 33 1/3% of the outstanding common stock; and

  •
  require supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws.

        In addition, Delaware law prohibits large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances. These provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may limit new investors from influencing significant corporate decisions.

        Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately [    •    ]% of our outstanding shares of common stock. These persons, acting together, would be able to influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

We do not expect to pay any dividends on our common stock for the foreseeable future.

        We currently expect to retain all future earnings, if any, for future operation, expansion and debt repayment and have no current plans to pay any cash dividends to holders of our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our operating results, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, we must comply with the covenants in our credit agreements in order to be able to pay cash dividends, and our ability to pay dividends generally may be further limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

        Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also contained in this prospectus. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "aim," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

  •
  our future financial performance, including our revenue, costs of revenue, operating expenses and profitability;

  •
  the sufficiency of our cash and cash equivalents to meet our liquidity needs;

  •
  our predictions about the manufactured housing industry and market trends;

  •
  our ability to attract and retain customers to purchase our manufactured homes;

  •
  the availability of favorable consumer and wholesale manufactured home financing;

  •
  our ability to successfully expand in our existing markets and into new markets and industry verticals; and

  •
  our ability to effectively manage our growth and future expenses.

        We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

        These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

        You should refer to the "Risk Factors" section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result, of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by federal securities law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 CORPORATE CONVERSION

        Prior to January 1, 2018, we operated as a Texas limited partnership under the name Legacy Housing, Ltd. Effective as of January 1, 2018, we converted into a Delaware corporation pursuant to a statutory conversion and changed our name to Legacy Housing Corporation. In order to consummate the Corporate Conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware and with the Secretary of State of the State of Texas. Holders of partnership interests in Legacy Housing, Ltd. received, on a proportional basis, an aggregate of [    •    ] shares of common stock of Legacy Housing Corporation.

        Following the Corporate Conversion, Legacy Housing Corporation continues to hold all property and assets of Legacy Housing, Ltd. and all of the debts and obligations of Legacy Housing, Ltd. We are now governed by a certificate of incorporation filed with the Secretary of State of the State of Delaware and bylaws, the material portions of which are described in the section of this prospectus entitled "Description of Capital Stock." On the effective date of the Corporate Conversion, the officers of Legacy Housing, Ltd. became the officers of Legacy Housing Corporation. As a result of the Corporate Conversion, we are now a federal taxpayer as opposed to a pass-through entity for tax purposes.

        The purpose of the Corporate Conversion was to reorganize our corporate structure so that the top-tier entity in our corporate structure, the entity that is offering shares of common stock to the public in this offering, is a corporation rather than a limited partnership and so that our existing owners own shares of our common stock rather than partnership interests in a limited partnership.

        Except as otherwise noted herein, the consolidated financial statements included in this prospectus are those of Legacy Housing, Ltd. and its consolidated subsidiaries.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $[    •    ] million (or approximately $[    •    ] million if the underwriter exercises its option in full to purchase additional shares of our common stock), based upon an assumed initial public offering price of $[    •    ] per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds approximately as follows:

Application of Proceeds	Approximate Dollar Amount	Approximate Percentage of Net Proceeds
(in millions)
Expand retail presence in select geographic markets	$
Provide financing to select community-owner customers
Potential acquisitions of complementary businesses
Working capital and general corporate purposes

Total	$		%

        Consistent with our long-term strategy of conservatively deploying our capital to achieve above average rates of return, we intend to use the net proceeds of this offering to expand our retail presence in the geographic markets we now serve, particularly in the southeast United States. Each retail center requires between $1.0 and $2.0 million to acquire the location, situate an office, provide inventory, and provide the initial working capital. We expect to open 10 to 20 additional retail centers by the end of 2019. No firm contracts are currently in place for this expansion. We also expect that, with our solid balance sheet, we will opportunistically increase our credit lines on terms that will allow us to rapidly expand the pace of our financing solutions for our retail consumers, giving our new retail centers the support they need to generate sales.

        We also expect to use a portion of the net proceeds to provide financing solutions to a select group of our community-owner customers, in a manner that includes developing new sites for products in or near urban locations where there is a shortage of sites to place our products. These solutions will be structured to give us an attractive return on investment, when coupled with the gross margin we make on products specifically targeted for these new manufactured housing communities.

        Additionally, in the event a major acquisition opportunity develops, we will evaluate and consider a geographical expansion or an expansion into affordable housing niches in our current geographical markets that we believe will be consistent with our long-term strategy of achieving above average rates of return within the affordable housing industry.

        We will use the remainder of the net proceeds from this offering for working capital and general corporate purposes, including investing in our sales and marketing and product enhancement efforts. We may allocate funds from other sources to fund some or all of these activities.

        We do not intend to significantly leverage our balance sheet. Rather, we expect that our debt-to-equity ratio will remain for the foreseeable future in our historical range of 1-to-1, or less.

        The expected use of net proceeds from this offering represents our intention based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short-and intermediate-term, interest-bearing, investment-grade securities.

        Each $1.00 increase or decrease in the assumed initial public offering price of $[    •    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $[    •    ] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future. Previously, as a limited partnership, we made periodic distributions to our partners.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017:

  •
  on an actual basis without any adjustments to reflect subsequent or anticipated events;

  •
  on a pro forma basis, giving effect to the Corporate Conversion; and

  •
  on a pro forma, as adjusted basis reflecting the receipt by us of the net proceeds from the sale of [    •    ] shares of common stock in this offering at an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the over-allotment option held by the underwriter with respect to this offering, as if each had occurred on December 31, 2017.

        The following information is illustrative only of our cash and cash equivalents and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Corporate Conversion," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing in this prospectus.

As of December 31, 2017
	Actual	Pro Forma	Pro Forma, As Adjusted
(unaudited)
(in thousands, except share/unit and per share/unit amounts)
Cash and cash equivalents	$	$	$

Debt, current portion
Long-term debt, net of current portion
Equity
Limited partnership units, [•] units issued and outstanding, actual; no units issued and outstanding, pro forma and pro forma as adjusted	$

Common stock, $0.001 par value, no shares authorized, no shares issued and outstanding, actual; [•] shares authorized, pro forma and pro forma as adjusted; [•] shares issued and outstanding, pro forma; [•] shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Retained earnings

Total equity

Total capitalization	$	$	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $[    •    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $[    •    ] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of common stock.

        As of December 31, 2017, we had a net tangible book value of $[    •    ] million, or $[    •    ] per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2017, after giving effect to the Corporate Conversion.

        Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of [    •    ] shares of our common stock in this offering at an assumed initial public offering price of $[    •    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2017, would have been approximately $[    •    ] million, or $[    •    ] per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $[    •    ] per share to existing stockholders and an immediate dilution of $[    •    ] per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution on a per share basis:

Amount
Assumed initial public offering price	$
Pro forma net tangible book value (deficit) before offering
Increase in pro forma net tangible book value attributable to new investors

Pro forma as adjusted net tangible book value after offering

Dilution in pro forma net tangible book value to new investors	$

        The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $[    •    ] per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $[    •    ] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        If the underwriter exercises its over-allotment option in full to purchase [    •    ] additional shares of common stock from us in this offering to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after the offering would be $[    •    ] per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $[    •    ] per share and the dilution per share to new investors purchasing common stock in this offering would be $[    •    ] per share.

        The following table illustrates, on a pro forma as adjusted basis as of December 31, 2017, after giving effect to the Corporate Conversion, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range on the cover

page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%	$

Total		100.0%		$	100.0%

        Each $1.00 increase or decrease in the assumed initial public offering price of $[    •    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $[    •    ] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The number of shares of common stock shown above to be outstanding after this offering is based on [    •    ] shares of our common stock outstanding as of December 31, 2017, after giving effect to the Corporate conversion and excludes:

  •
  [    •    ] shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $[    •    ] per share under our 2018 Incentive Compensation Plan; and

  •
  an additional [    •    ] shares of our common stock reserved for future issuance under our 2018 Incentive Compensation Plan.

        In addition, if the underwriter exercises its over-allotment option to purchase additional shares in full, the number of shares held by new investors would increase to [    •    ], or [    •    ]% of the total number of shares of our common stock outstanding after this offering.

        To the extent that options are exercised, new options are issued under our 2018 Incentive Compensation Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings "Risk Factors" and "Business." It contains forward-looking statements that involve risks and uncertainties, and is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those anticipated by our management in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus, particularly under the heading "Risk Factors."

Overview

        We are the fourth largest producer of manufactured homes in the United States, based on reported wholesale shipments. With current operations focused primarily in the southern United States, we offer our customers an array of quality homes ranging in size from approximately 390 to 2,667 square feet consisting of 1 to 5 bedrooms, with 1 to 3 1/2 bathrooms. Our homes range in price, at retail, from approximately $22,000 to $110,000. In 2017, we built and sold 3,424 homes, which was a 37% increase over the 2,506 homes we sold in 2016. We currently have the largest backlog of orders in our company's 12-year history.

        We believe our company is one of the most vertically integrated in the manufactured housing industry, allowing us to offer a complete solution to our customers, from manufacturing custom-made homes using quality materials and distributing those homes through our expansive network of independent retailers and company-owned distribution locations, to providing tailored financing solutions for our customers. Our homes are constructed in the United States at one of our three manufacturing facilities in accordance with the construction and safety standards of the U.S. Department of Housing and Urban Development ("HUD"). Our factories employ high-volume production techniques that allow us to produce more than 69 home sections (which are entire modules or single floors) in total per week. We use quality materials and operate our own component manufacturing facilities for many of the items used in the construction of our homes. Each home can be configured according to a variety of floor plans and equipped with such features as fireplaces, central air conditioning and state-of-the-art kitchens.

        Our homes are marketed under our premier "Legacy" brand name and currently are sold across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and through direct sales to owners of manufactured home communities. We plan to deepen our distribution channel by using a portion of the net proceeds of this offering to expand our company-owned retail locations in new and existing markets.

        We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products which are sold directly to end-users through both independent and company-owned retail locations, and we provide financing to community owners that buy our products for use in their housing communities. In 2017 and 2016, we financed approximately 13% and 22%, respectively, of the homes we sold to consumers.

Corporate Conversion

        Prior to January 1, 2018, we were a Texas limited partnership named Legacy Housing, Ltd. Effective January 1, 2018, we converted into a Delaware corporation pursuant to a statutory conversion, or the Corporate Conversion, and changed our name to Legacy Housing Corporation. All of our outstanding partnership interests were converted on a proportional basis into shares of common stock of Legacy Housing Corporation. For more information, see "Corporate Conversion."

        Following the Corporate Conversion, Legacy Housing Corporation continues to hold all of the property and assets of Legacy Housing, Ltd. and all of the debts and obligations of Legacy Housing, Ltd. continue as the debts and obligations of Legacy Housing Corporation. The purpose of the Corporate Conversion was to reorganize our corporate structure so that the top-tier entity in our corporate structure, the entity that is offering common stock to the public in this offering, is a corporation rather than a limited partnership and so that our existing owners own shares of our common stock rather than partnership interests in a limited partnership. Except as otherwise noted herein, the consolidated financial statements included in this prospectus are those of Legacy Housing, Ltd. and its consolidated subsidiaries.

Factors Affecting Our Performance

        We believe that the growth of our business and our future success depend on various opportunities, challenges, trends and other factors, including the following:

  •
  Consistent with our long-term strategy of conservatively deploying our capital to achieve above average rates of return, we intend to expand our retail presence in the geographic markets we now serve, particularly in the southeast United States. Each retail center requires between $1.0 and $2.0 million to acquire the location, situate an office, provide inventory, and provide the initial working capital. We expect to open 10 to 20 additional retail centers by the end of 2019, although no firm contracts are currently in place for this expansion. We also expect that, with our solid balance sheet, we will opportunistically increase our credit lines on terms that will allow us to rapidly expand the pace of our financing solutions for our retail consumers, giving our new retail centers the support they need to generate sales.

  •
  We also expect to provide financing solutions to a select group of our community-owner customers, in a manner that includes developing new sites for products in or near urban locations where there is a shortage of sites to place our products. These solutions will be structured to give us an attractive return on investment, when coupled with the gross margin we make on products specifically targeted for these new manufactured housing communities.

  •
  Finally, our financial performance will be impacted by our ability to fulfill current orders for our manufactured homes from dealers and customers. Currently, our two Texas manufacturing facilities are operating at or near capacity and our Georgia manufacturing facility is operating with limited excess capacity, with orders increasingly being generated from new markets in Florida and the Carolinas. In order to maintain our growth, we will need to be able to continue to properly estimate anticipated future volumes when making commitments regarding the level of business that we will seek and accept, the mix of products that we intend to manufacture, the timing of production schedules and the levels and utilization of inventory, equipment and personnel.

Results of Operations

  Comparison of Years ended December 31, 2017 and 2016

	Year Ended December 31,
	2017	2016	$ Chg	% Chg
NET REVENUES		113,724,941
COST OF REVENUES		85,500,706

Gross Profit	—	28,224,235
OPERATING EXPENSES
Selling, general & administrative expenses		9,568,289
Provision for loan losses		1,468,314

Total Operating expenses	—	11,036,603

INCOME FROME OPERATIONS	—	17,187,632
OTHER INCOME (EXPENSE)
Non-operating interest income		279,330
Interest expense		(172,990)
Realized gain on investments		—
Gain on early settlement of dealer portfolio positions		66,429

Total other income	—	172,769
Income before state income tax expense	—	17,360,401
STATE INCOME TAX EXPENSE		(209,191)

NET INCOME	$—	$17,151,210

        Net revenues in fiscal year 2017 were $[    •    ], compared to net revenues of $113,724,941 during fiscal year 2016. This change was primarily due to [    •    ].

        Cost of revenues in fiscal year 2017 were $[    •    ], compared to cost of revenues of $85,500,706 during fiscal year 2016. This change was primarily due to [    •    ].

        Gross profit in fiscal year 2017 was $[    •    ], compared to gross profit of $28,224.235 during fiscal year 2016. This change was primarily due to [    •    ].

        Selling, general and administrative expenses in fiscal 2017 were $[    •    ], compared to selling, general administrative expenses of $9,568,289 during fiscal year 2016. This change was primarily due to [    •    ].

        Provision for loan losses in fiscal year 2017 were $[    •    ], compared to provision for loan losses of $1,468,314 during fiscal year 2016. This change was primarily due to [    •    ].

        Non-operating interest income in fiscal 2017 was $[    •    ], compared to non-operating interest income of $279,330 during fiscal year 2016. This change was primarily due to [    •    ].

        Interest expense in fiscal year 2017 was $[    •    ], compared to interest expense of $172,990 during fiscal year 2016. This change was primarily due to [    •    ].

        Realized gain on investment in fiscal 2017 was $[    •    ], compared to realized gain on investment of $0, during fiscal year 2016. This change was primarily due to [    •    ].

        Gain on early settlement of dealer portfolio positions in fiscal year 2017 were $[    •    ], compared to gain on early settlement of dealer portfolio positions of $66,429 during fiscal year 2016. This change was primarily due to [    •    ].

        State income tax expense in fiscal year 2017 was $[    •    ], compared to state income tax expense of $209,191 during fiscal year 2016. This change was primarily due to [    •    ].

        Net income in fiscal year 2017 was $[    •    ], compared to a net income of $17,151,210 during fiscal year 2016. This change was primarily due to [    •    ].

Liquidity and Capital Resources

        We believe that cash and cash equivalents at December 31, 2017, together with cash flow from operations and the proceeds from this offering, will be sufficient to fund our operations and provide for growth for the next 12 months and into the foreseeable future. Cash and cash equivalents were $[    •    ] at December 31, 2017 compared to $1,009,311 at December 31, 2016. The [increase/decrease] was due primarily to [    •    ]. Working capital was $[    •    ] at December 31, 2017 compared to $14,663,833 at December 31, 2016. We expect to continue to evaluate potential acquisitions of, or strategic investments in, business assets that are complementary to our business. Such transactions may require the use of cash and have other impacts on our liquidity and capital resources in the event of such a transaction.

  Cash Flow Activities

	December 31
	2017	2016
Net cash provided by (used in) operating activities	$	$(2,003,338)
Net cash provided by (used in) investing activities		(2,190,255)
Net cash provided by (used in) financing activities		4,915,674

Net change in cash		722,081
Cash balance beginning of period		287,230

Cash balance end of period		$1,009,311

        Operating activities used $[    •    ] and $2,003,338 in cash during the years ended December 31, 2017 and 2016. [Define....]

        Investing activities used $[    •    ] and $2,190,255 in cash during the years ended December 31, 2017 and 2016. [Define....]

        Financing activities provided $[    •    ] and $4,915,674 in cash during the years ended December 31, 2017 and 2016. [Define....] We have receivables from outstanding promissory notes, portfolio loans and notes from mobile home parks.

  Indebtedness

        Capital One Revolver.    On December 14, 2011, we entered a $20,000,000 revolving line of credit with Capital One, N.A (the "Revolver") with a stated interest of LIBO plus 2.5% and a maturity of December 14, 2013. The Revolver was amended on December 12, 2013, increasing the line of credit to $30,000,000, with a stated interest of LIBO plus 2.0%, and extending the maturity to December 12, 2016. The Revolver was further amended on March 31, 2014 to increase the amount available under the Revolver to $35,000,000. The Revolver was further amended on May 12, 2017 to increase the amount available under the Revolver to $45,000,000, modify the interest rate to one month LIBO plus 2.4% and extend the maturity date to May 11, 2020. The interest rates in effect as of December 31, 2017 and 2016 were 3.78% and 2.77%, respectively. Accrued and unpaid interest on the Revolver is due monthly through maturity. Funds available under the Revolver are subject to a formula based on eligible portfolio loans. The amount of available credit under the Revolver as of December 31, 2017 and 2016 was $[    •    ] and $7,438,651, respectively. The amounts owed on the Revolver are secured by all accounts receivable and a percentage of the portfolio loans receivable. We were in compliance with all required covenants under the Revolver as of December 31, 2017.

        Veritex Community Bank Revolver.    On April 4, 2016, we entered into an agreement with Veritex Community Bank to secure an additional revolving line of credit of $15,000,000 ("Revolver 2"). Revolver 2 accrues interest at one month LIBOR plus 2.25% and all unpaid principal and interest is due at maturity on April 3, 2019. The interest rates in effect as of December 31, 2017 and 2016 were 3.87% and 3.24%, respectively. Revolver 2 is secured by all finished goods inventory, excluding repossessed portfolio loans related inventory. Amounts available under Revolver 2 are subject to a formula based eligible inventory. On September 15, 2017, we entered into an agreement to increase the line of credit to $20,000,000.The amount of available credit under Revolver 2 as of December 31, 2017 and 2016 was $[    •    ] and $3,000,000, respectively.

        Woodhaven Bank Promissory Note.    On April 7, 2011, we received a loan in the principal amount of $4,830,000 from Woodhaven Bank, evidenced by a promissory note (the "Woodhaven Bank Promissory Note"). The amount due under the Woodhaven Bank Promissory Note accrues interest at an annual rate of 3.85% through February 2, 2017 and subsequent to such date, accrues interest at the prime interest rate plus 0.60% through maturity on April 7, 2018. The Woodhaven Bank Promissory Note provides for monthly principal and interest payments of $29,706 with a final payment due at maturity of $3,676,651. The Woodhaven Bank Promissory Note is secured by certain of our real property. The balance outstanding on the Woodhaven Bank Promissory Note at December 31, 2017 and 2016 was $[    •    ] and $3,924,059, respectively.

        Stockholder Notes.    On October 10, 2014, we entered into two $450,000 note payable agreements with stated annual interest rates of 3% with DT Casualty Insurance Company Ltd. and TD Casualty Insurance Company, Ltd. The notes are due on demand. Interest paid on the notes for the years ended December 31, 2017 and 2016 were $56,250 and $48,688, respectively. The balances outstanding under the notes at December 31, 2017 and 2016 were $[    •    ] and $1,500,000, respectively.

  Promissory Notes Receivable

        We sell real estate and mobile homes to dealers, which are financed through promissory notes. The promissory notes have a one-year maturity date, but the maturity date may be extended at our discretion. These sales are accounted for under ASC 360-20, Real Estate Sales, utilizing the cost recovery method. The promissory notes generally call for monthly interest payments and payment of principal upon the dealer selling the real estate and mobile home. Income on the promissory notes is deferred until the cost is recovered through accumulated principal and interest payments. Such promissory notes receivable consisted of the following at December 31, 2017 and 2016:

	2017		2016
Principal balances on promissory notes receivable	$		$150,852
Accumulated principal and interest payments and deferred income		—

Less allowance for estimated losses			150,852
Promissory notes receivable, net		—	—

	$		$150,852

  Portfolio Loans Receivable

        Portfolio loans receivable result from financing transactions entered into with retail buyers of mobile homes sold through retail dealers. Portfolio loans receivable generally consist of the sales price and any additional financing fees, less the customer's down payment. Interest income is recognized monthly as payments come due. Portfolio loans receivable have maturities that range from 10 to

25 years. Loan applications go through an underwriting process which considers credit history to evaluate credit risk. The interest rates on approved loans are determined by a buyer's credit score and down payment amount. We use payment history to monitor the credit quality of the portfolio loans on an ongoing basis. The portfolio loans receivable for the years ended December 31, 2017 and December 31, 2016 were $[    •    ] and $79,219,928, respectively.

  Notes Receivable from Mobile Home Parks

        The notes receivable from mobile home parks relate to mobile homes sold to mobile home parks which are financed through notes. The notes have varying maturity dates and call for monthly principal and interest payments. We reserve for estimated losses on the nets receivable from mobile home parks based on our assessment of the collectability of specific customer accounting. The notes receivable from mobile home parks for the years ended December 31, 2017 and December 31, 2016 were $[    •    ] and $47,281,283, respectively.

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

        Our financial statements and the related notes included in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs of revenue, operating expenses, other income and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

        We believe the assumptions and estimates associated with the following accounting policies have the greatest potential impact on our consolidated financial statements.

Recent Accounting Pronouncements

        Recent Accounting Pronouncements.    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a company's contracts with customers. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the new revenue standard. Accordingly, the updated standard is effective for us beginning with the first quarter of our fiscal year 2019, with early application permitted in fiscal year 2018. The standard allows for either "full retrospective" adoption, meaning the standard is applied to all of the periods presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements. We are currently evaluating the effect ASU 2014-09 will have on our consolidated financial statements and disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation- Stock Compensation (Topic 718) ("ASU 2016-09"). ASU 2016-09 will be effective beginning with the first quarter of our fiscal year 2018, with early adoption permitted. The amendment simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Upon adoption, we will record any excess tax benefits or deficiencies from equity awards in our consolidated statements of comprehensive income in the reporting periods in which exercise or settlement occurs. As a result, subsequent to adoption our income tax expense and effective tax rate will be impacted by fluctuations in stock price between the grant dates and exercise or settlement dates of equity awards.

        In May 2015, the FASB issued ASU 2015-09, Financial Services-Insurance-Disclosures about Short-Duration Contracts ("ASU 2015-09"), which would require additional disclosures in annual and interim reporting periods by insurance entities related to liabilities for claims and claim adjustment expenses, and changes in assumptions or methodologies for calculating such liabilities. We do not believe that these disclosures will be material to the consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"). ASU 2015-17 will be effective beginning with our fiscal year 2019 annual report and interim periods thereafter, with early adoption permitted. In this update, entities are required to present all deferred tax liabilities and assets as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The standard can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. As this standard impacts presentation only, the adoption of ASU 2015-17 is not expected to have an impact on our financial condition, results of operations or cash flows upon conversion to a C-corporation.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 will be effective beginning with the first quarter of our fiscal year 2019. The amendments require certain equity investments to be measured at fair value, with changes in the fair value recognized through net income. We are currently evaluating the effect ASU 2016-01 will have on our consolidated financial statements and disclosures.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of these exemptions until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption.

Controls and Procedures

        We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act no earlier than the fiscal year ending December 31, 2018. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

        Prior to the closing of this offering, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We expect to assess the internal controls of our company and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls, in areas such as:

  •
  staffing for financial, accounting and external reporting areas, including segregation of duties;

  •
  reconciliation of accounts;

  •
  proper recording of expenses and liabilities in the period to which they relate;

  •
  evidence of internal review and approval of accounting transactions;

  •
  documentation of processes, assumptions and conclusions underlying significant estimates; and

  •
  documentation of accounting policies and procedures.

        Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

        Once our management's report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when required by Section 404. The independent auditors may identify additional issues concerning a target business's internal controls while performing their audit of internal control over financial reporting.

BUSINESS

Our Company

        Legacy Housing Corporation is the fourth largest producer of manufactured homes in the United States, based on reported wholesale shipments. With current operations focused primarily in the southern United States, we offer our customers an array of quality homes ranging in size from approximately 390 to 2,667 square feet consisting of 1 to 5 bedrooms, with 1 to 3 1/2 bathrooms. Our homes range in price, at retail, from approximately $22,000 to $110,000. In 2017, we sold 3,424 homes, which was a 37% increase over the 2,506 homes we sold in 2016. We currently have the largest backlog of orders in our company's 12-year history.

        Our homes address the significant need in the United States for affordable housing. This need for affordable housing is being driven by a nationwide trend of increasing rental rates for housing, higher prices for site-built homes, decreasing percentages of home ownership among portions of the U.S. population and stagnant U.S. wage growth. Our customers typically have annual household incomes of less than $60,000 and include young and working class families, as well as persons age 55 and older. In 2016, there were approximately 63,799 households in the United States with annual household incomes of less than $60,000, representing a majority of all U.S. households, according to the Current Population Survey and 2017 Annual Social and Economic Supplement published by the U.S. Census Bureau.

        We believe our company is one of the most vertically integrated in the manufactured housing industry, allowing us to offer a complete solution to our customers, from manufacturing custom-made homes using quality materials and distributing those homes through our expansive network of independent retailers and company-owned distribution locations, to providing tailored financing solutions for our customers. Our homes are constructed in the United States at one of our three manufacturing facilities in accordance with the construction and safety standards of the U.S. Department of Housing and Urban Development ("HUD"). Our factories employ high-volume production techniques that allow us to produce more than 69 home sections (which are entire modules or single floors) in total per week. We use quality materials and operate our own component manufacturing facilities for many of the items used in the construction of our homes. Each home can be configured according to a variety of floor plans and equipped with such features as fireplaces, central air conditioning and state-of-the-art kitchens.

        Our homes are marketed under our premier "Legacy" brand name and currently are sold across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and through direct sales to owners of manufactured home communities. We plan to deepen our distribution channel by using a portion of the net proceeds of this offering to expand our company-owned retail locations in new and existing markets.

        We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products which are sold directly to end-users through both independent and company-owned retail locations, and we provide financing to community owners that buy our products for use in their housing communities.

        Our net revenues and net income for the year ended December 31, 2017 were $[    •    ] and $[    •    ], which was a [    •    ]% and [    •    ]% increase, respectively, over our net revenues and net income for the year ended December 31, 2016 of $113,724,941 and $17,151,210. Our pro forma net income, after giving effect to our recent conversion from a Texas limited partnership to a Delaware corporation, was $[    •    ] and $[    •    ] in 2017 and 2016, respectively.

        Our company was founded in 2005 by Curtis D. Hodgson and Kenneth E. Shipley, who together have more than 60 years of combined experience in the manufactured housing industry. We currently have approximately 900 employees and are based in Bedford, Texas (between Dallas and Fort Worth).

Our Market Opportunity

        Manufactured housing provides a competitive alternative to other forms of affordable housing, whether new or existing, or located in urban, suburban or rural areas. We believe the segment of the U.S. population that manufactured housing most competitively addresses is households with annual incomes of less than $60,000, which includes young families, working class families and persons age 55 and older. Households in this income bracket comprised a majority of total U.S. households in 2016. The comparatively low cost of fully-equipped manufactured housing is attractive to these consumers. Additionally, innovative engineering and design, as well as efficient production techniques, including the advent and development of the "tiny house" market, continue to position manufactured homes as a viable housing alternative. Demand for high-quality affordable housing has also been driven by increasing rental rates for housing, higher prices for site-built homes, decreasing percentages of home ownership among portions of the U.S. population and stagnant U.S. wage growth.

        In 2016, according to data published by the U.S. Census Bureau, the Institute for Building Technology and Safety ("IBTS"), and the Manufactured Housing Institute ("MHI"), the manufactured housing industry shipped approximately 81,200 manufactured homes. As shown in the chart below, since 2009 the annual number of manufactured homes shipped has increased each year and, during that time, the annual average sale price for new single-family homes (including the land on which they were built) increased approximately 37.5%, while the annual average sale prices of manufactured homes remained relatively flat, increasing approximately 11.9%.

Source:    U.S. Census Bureau, the Institute for Building Technology and Safety, and the Manufactured Housing Institute.

Our Competitive Strengths

        We offer a complete solution for affordable manufactured housing. We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following key competitive strengths:

  •
  Quality and Variety of Housing Designs.  Based on more than 60 combined years of industry experience, our co-founders have developed an operating model that enables the efficient production of quality, customizable manufactured homes. All of our homes are constructed in one of our three U.S.-based manufacturing facilities. By utilizing an assembly-line process that employs from approximately 150 to 275 individuals per facility, we are able to manufacture a home in approximately three to six days and are currently on average producing more than 69 home sections in total per week. We utilize local market research to design homes that meet the specific needs of our customers and offer a variety of structural and decorative customization options, including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative woodgrain vinyl floors, wood cabinetry and energy conservation elements. Additionally, our homes have vaulted ceilings in every room, have numerous proprietary advantages such as our copyrighted "furniture friendly" floor plans and, in most cases, are wider, have taller ceilings and a steeper roof pitch than our competitors' products. Taken together, we believe our ability to offer our customers a range of home sizes and styles, as well as sophisticated design and customization, allows us to accommodate virtually all reasonable customer requests. Our vertical integration allows us the ability to respond quickly to our customers' needs and modify designs during the construction process.

  •
  Manufacturing in Close Proximity to Customers in Key Markets.  Our three manufacturing facilities are strategically located to allow us to serve our 132 independent and nine company-owned retail locations across 13 states. Currently, we have a manufacturing plant in Fort Worth, Texas that measures 97,000 square feet in size and produced 1,021 homes in 2017, a manufacturing plant in Commerce, Texas that measures 130,000 square feet in size and produced 1,322 homes in 2017, and a manufacturing plant in Eatonton, Georgia that measures 388,000 square feet in size and produced 754 homes in 2017. We believe that we have additional manufacturing capacity to support future growth. Once our homes are constructed and equipped at our facilities, we have the ability to transport the finished products directly to customers ensuring timely and efficient delivery of our manufactured homes. We currently have 35 company-owned trucks, which transported approximately 35% of our production.

  •
  Expansive and Growing Distribution Network.  We distribute our products across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and direct sales to owners of manufactured home communities. Our first company-owned retail location opened in June 2016 and we plan to significantly expand our company-owned retail footprint over the next two years. Increasing the mix of company-owned locations allows us to improve the customer experience through all the steps of the buying process, from manufacturing and design to sales, financing and customer service. Because we believe our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins, we intend to use a portion of the net proceeds from this offering to expand our company-owned retail presence. See "Use of Proceeds."

  •
  Available Financing for our Customers.  Our strong financial position allows us to develop and offer financing solutions to our customers in connection with their purchase of our homes. We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. And, also, we provide consumer financing for our products sold directly to end-users through both independent and our company-owned retail locations, and we provide financing to community owners that buy our products for use in their rental housing communities. Our company has been providing floor plan financing to our independent retailers since our formation and we now have more than 72 independent retailers using our consignment solution. We were the first manufacturing company to offer financing directly to community owners and now have more than 204 community owners who have purchased over 3,650 homes via our community-owner financing solutions since November 2009. We have offered financing to consumers for over six years and we now have more than 3,000 customers that purchased their homes utilizing our retail financing solutions since 2005. The blended interest rates of the loans we have made to our customers during 2017 and 2016 were approximately         % and 13.98%, and the repossession rates were approximately [    •    ]% and 4%, respectively.

  •
  Support for Owners of Manufactured Home Communities.  We provide manufacturing and financing solutions for owners of manufactured home communities in connection with the development of communities in our geographic market area. Such development projects can vary, but generally include custom park development financing and large purchase orders of manufactured homes. We also make loans to community owners for the purpose of acquiring or developing properties and, as part of the arrangement, these community owners contract to buy homes from us. These loans typically range in term from two to five years and carry interest at 8% to 12%. As of December 31, 2017 and 2016, we owned [    •    ] and two real estate loans to owners of manufactured home communities with a total principal balance of $[    •    ] and $3,393,609.

Our Growth Strategy

        We have a strong operating history of investing in successful growth initiatives over the past 12 years. We believe that the solutions we are able to provide for our customers, as a result of the vertical integration of our company, will provide enduring net revenues and net income growth. Our growth strategy includes the following key initiatives:

  •
  Broaden and Deepen Our Retail Presence in Key Geographic Areas.  We currently distribute our products across 13 states through a combination of nine company-owned retail locations and 132 independent retail locations. We believe that a more robust network of company-owned retail locations will allow us to be more responsive and improve the customer experience at all stages, from manufacturing and design to sales, financing and customer service. We believe our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins.

  •
  Expand Financing Solutions for Our Customers.  We recognize that offering financing solutions to our customers is an important component of being a vertically integrated company that provides of affordable manufactured housing. Providing financing improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which act as additional drivers of net revenues for us. In 2017 and 2016, we financed approximately 13% and 22%, respectively, of the homes we sold to consumers.

  •
  Continue to Focus on Innovation and Customization for Core Customer Groups.  Our production strategy is focused on continually developing the resources necessary to efficiently build homes that incorporate unique, varied and innovative customer preferences. We are constantly seeking ways to directly source materials to be used in the manufacturing process, which allows us to ensure we have quality materials that can be customized to meet our customers' needs. Our principal focus is on designing and building highly functional and durable products that appeal to families of all sizes.

  •
  Seek Additional Agreements With Owners of Manufactured Home Communities.  Community housing developments provide us with large, concentrated sales opportunities. We believe there are significant growth opportunities to work with our development partners on such projects and view these opportunities as an important driver of our growth strategy. These projects vary in size and density but generally include sales at 30 to 300 homes.

  •
  Pursue Selective Acquisitions.  We seek to grow through selective acquisitions in both existing markets and new markets that exhibit strong and reliable long-term fundamentals. We also regularly evaluate opportunities tangentially related to our affordable housing business in our geographic markets. We have no current agreements or understandings regarding an acquisition.

        We have experienced substantial year-over-year growth in the Partner's Capital value of our company since 2009, as illustrated below. We believe our future business growth will be facilitated by the fact that we have already established our company as one of the nation's leading providers of manufactured homes.

Our Products

        Overview.    We are the fourth largest producer of manufactured homes in the United States, based on reported wholesale shipments. We produce a wide variety of homes that can be used by our customers in a number of ways. We build a variety of sizes and floor plans of residential homes and tiny houses. We work collaboratively with our partners to meet diverse housing needs, such as residences on privately-owned land and in manufactured home communities, recreational and vacation properties, such as hunting cabins, and accommodations for workforces in oilfields and other industries.

        Manufacturing and Quality Design.    We utilize local market research to design homes that meet the specific requirements of our customers and our homes are designed after extensive field research and consumer feedback. We frequently introduce new floor plans, decor, exterior design, features and accessories to appeal to changing consumer trends and we offer an assortment of customizations to match each customer's individual tastes. Each home typically contains a living room, dining area, kitchen, 1 to 5 bedrooms and 1 to 3 1/2 bathrooms, and each home can be customized to include certain features including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative wood grain vinyl floors, wood cabinetry and energy conservation elements.

        The manufactured homes we build are constructed in accordance with the construction and safety standards of HUD and our Texas factories are certified to build homes according to the Texas

Industrialized Housing and Buildings law (known as the Texas Modular Code). In addition to traditional manufactured homes, we offer a diverse assortment of tiny houses, which are recreational structures between 320 and 400 square feet in size that are used as temporary dwellings, can be pulled by a pick-up truck and are generally aesthetically similar to larger homes. Our tiny houses are built in a variety of models and floor plans and typically range from 1 to 3 bedrooms with 1 to 2 bathrooms.

        Manufacturing Process.    Our manufactured homes are entirely constructed and equipped at our three factories. Our homes are constructed using high-volume production techniques and employ approximately 150 to 275 employees at each facility. Most of our homes are constructed in one or more sections (or floors) on a steel chassis. Each section is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components and ending with a final quality control inspection. The efficiency of the production process and the benefits of constructing homes in a controlled factory environment enable us to produce homes in less time and at a lower cost per-square-foot than traditional home building. The finished home is then transported directly to a customer at a retail sales center, work site or manufactured home community. In 2017 and 2016, we manufactured 3,424 and 2,506 homes, including 327 and 293 tiny houses, respectively.

        Manufacturing Facilities.    We currently operate three manufacturing facilities located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia, each of which range in size from approximately 97,000 to 388,000 square feet. The production schedules for our manufacturing facilities are based on wholesale orders received from distributors, which fluctuate from week to week. In general, our facilities are structured to operate on one 8- to 9-hour shift per day, five days per week. We currently manufacture a typical home in approximately three to six production days. During the year ended December 31, 2017, we produced, on average, more than 69 home sections per week, and we believe that we will be able to continue to increase this capacity as we grow.

        Raw Materials and Suppliers.    The principal materials used in the production of our manufactured homes include wood, wood products, steel, aluminum, gypsum wallboard, windows, doors, fiberglass insulation, carpet, vinyl, fasteners, plumbing materials, appliances and electrical items. We currently buy these materials from various third-party manufacturers and distributors. We intend to continuing seeking greater direct sourcing of materials from original manufacturers. This will allow us to save costs, gain greater control over the quality of the materials we use in our products and increase customization to meet our customers' changing preferences. The inability to obtain any materials used in the production of our homes, whether resulting from material shortages, limitation of supplier facilities or other events affecting production of component parts, may affect our ability to meet or maintain production requirements. We have not previously experienced any such material shortages for any significant period of time.

        Warranties.    We provide the retail home buyer with a one-year limited warranty from the date of purchase covering defects in material or workmanship in home structure, plumbing and electrical systems. Our warranty does not extend to installation and setup of the home, which is generally arranged by the retailer. Appliances, carpeting, roofing and similar items are warranted by their original manufacturer for various lengths of time. At this time, we do not provide any warranties with respect to tiny houses.

Distribution

        We currently distribute our manufactured homes across 13 states through a network of 132 independent retail locations, nine company-owned retail locations and direct sales to owners of manufactured home communities. As is common in the industry, our independent distributors typically sell manufactured homes produced by other manufacturers in addition to our manufactured homes. Additionally, some independent retailers operate multiple sales outlets. No independent retailer accounted for 10% or more of our manufacturing net revenues during 2017 or 2016.

        We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. Additionally, we display our products at trade shows and support our retailers through the distribution of floor plan literature, brochures, decor selection displays and point of sale promotional material, as well as internet-based marketing assistance. We believe we have the most comprehensive printed catalog of manufactured housing products in the industry.

        Our independent retailers generally either pay cash to purchase inventory or finance their inventory needs through our floor plan financing solution. Certain of our independent retailers finance a portion of their inventory through wholesale floor plan financing arrangements with third parties. In such cases, we verify the order with the third party, then manufacture the home and ship it to the retailer. Payment is due from the third-party lender upon shipment of the product to the retailer and, depending on the terms of each arrangement, we may or may not have limited repurchase obligations associated with this inventory.

        In addition to our expansive independent retailer channel, we have attractive growth opportunities to expand our company-owned locations. We currently operate nine company-owned retail locations. Our company-owned locations allow us to improve the customer experience through all steps of the buying process, from manufacturing and design to sales, financing and customer service. This also gives us a direct window into consumer preferences and lending opportunities. We believe that our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins.

Sales and Marketing

        Our corporate marketing efforts focus on increasing our brand awareness and communicating our commitment to quality along with the many other competitive advantages our company offers. Our marketing strategy is to offer several lines of manufactured homes that appeal to a wide range of home buyers, continually elevate awareness of our brand and generate demand for our products. We rely on a number of channels in this area, including digital advertising, email marketing, social media and affiliate marketing, as well as through various strategic partnerships. We maintain our website at www.legacyhousingcorp.com. We intend to hire additional sales and marketing personnel and increase our spending on sales, marketing and promotion in connection with the continued development of our company-owned retail locations.

        Our sales and marketing strategy focuses on households with annual incomes of less than $60,000 which includes young families, working class families and persons age 55 and older. We also market to other types of customers, including owners of manufactured home communities, buyers interested in tiny houses, recreational buyers and houses for workforces or man-camp housing. Additionally, we continue to be well-positioned to react to any increase in demand for affordable, quickly-delivered manufactured homes as a result of unforeseen harsh weather conditions and similar events. All of our customers are located in the United States. During the years ended December 31, 2017 and 2016, no single customer accounted for more than 10% of our net revenues.

Financing Solutions for Our Customers

        We offer three types of financing solutions. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products sold directly to end-users through both independent and our company-owned retail locations, and financing to community owners that buy our products for use in their rental housing communities. Offering financing solutions to our dealers and customers generally improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which acts as an additional driver of net income for us.

        We provide wholesale financing for most of our independent retailers for products we manufacture and for pre-owned products. This wholesale financing is a consignment from us to our independent retailers. The retailers pay their own freight and pay us a monthly fee ranging from 0.6% to 1.4% per month of the wholesale invoice amount of the home. They are also obligated to pay $1,000 toward the invoice amount each year after the consignment with the first $1,000 reduction due one year following consignment. Upon sale, the independent retailer is obligated to pay us the invoice amount, less any prepaid reductions, prior to moving the home away from their retail location. If they provide certain documentation to us, we allow them to move the home to their customer's location and we notify the customer's lending source to pay us the amount due upon funding of the loan. We have proprietary technology that we install in each consigned home that gives us the ability to determine if any consigned home has been moved from the retail location without permission. The independent dealer is free to terminate the consignment agreement by giving us 90-days' advance notice if it is current on all its obligations to us. Our wholesale consignment contracts allow us to defer income recognition until we are paid in full. For periods ended December 31, 2017 and 2016, our cost basis of consigned inventory was $[    •    ] and $26,132,067, respectively, and the consigned values for the inventory were $[    •    ] and $33,293,113, respectively.

        We provide retail consumer financing to consumers who purchase our full-size manufactured homes and tiny houses. In 2017, 79% of these loans originated though joint ventures with our independent dealers who participated in the ownership of their portfolios with us. Under these arrangements, we advance to the retailer 80% of their gross margin through these joint ventures and they leave 20% of their gross margins in the joint venture. They are obligated to remarket the repossessions associated with their portfolio and obtain 90% of the outstanding balance on the home at the time of repossession. We charge each joint venture fees for servicing the loans and receive a preferred return of 10% to 12% per annum for amounts we invest. Upon payback of our investment, fees and preferred returns, we split overages with the independent retailer according to a negotiated formula. As of December 31, 2017, we owned 2,578 retail consumer loans with an average principal balance of $34,848. Our average remaining term on these loans as of December 31, 2017 was 146 months and the average percentage rate (APR) of interest was 13.98%. We have not financed, and have no plans to finance, new homes manufactured by our competitors in the ordinary course of our business.

        We also provide financing to owners of manufactured home communities for our products that they buy in order to rent to their residents. These loans generally have a ten-year term and bear interest at the prime rate plus 4%, with a floor and a ceiling. Down payments, delivery expenses and installation expenses are negotiated on a case-by-case basis. As of periods ended December 31, 2017 and 2016, we owned loans to manufactured home communities with principal balances totaling $[    •    ] and $47,281,283 comprised [    •    ] and 253 loans, respectively. Our average remaining term on these loans as of December 31, 2017 and 2016 was [    •    ] and five years, respectively.

        We also make loans to community owners for the purpose of acquiring or developing properties and, as part of the arrangement, these community owners contract to buy homes from us. These loans typically range in term from two to five years and carry interest at 8% to 12%. As of December 31, 2017 and 2016, we owned [    •    ] and two real estate loans to owners of manufactured home communities with a total principal balance of $[    •    ] and $3,393,609, respectively.

        All loan applications go through an underwriting process to evaluate credit risk. The interest rates on approved loans are determined by a buyer's credit score and down payment amount. We use payment history to monitor the credit quality of the portfolio loans on an ongoing basis.

        Third-Party Inventory Financing.    Certain of our wholesale factory-built housing sales to independent retailers are purchased through wholesale floor plan financing arrangements. Under a typical floor plan financing arrangement, an independent financial institution specializing in this line of business provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires us, as the manufacturer of the home, to enter into a separate repurchase agreement with the financial institution under which we are obligated, upon default by the retailer and under certain other circumstances, to repurchase the financed home at declining prices over the term of the repurchase agreement (which, in most cases, is 18 to 36 months). The price at which we may be obligated to repurchase a home under these agreements is based upon the amount financed, plus certain administrative and shipping expenses. Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. We currently have no repurchase obligations. The risk of loss under these agreements is spread over many retailers and is further reduced by the resale value of the homes. We carry no reserve for this contingent liability.

        Consumer Financing.    Sales of factory-built homes are significantly affected by the availability and cost of consumer financing. There are three basic types of consumer financing in the factory-built housing industry: (i) chattel, or personal property loans, for purchasers of a home without any underlying land involved (generally HUD code homes), (ii) non-conforming mortgages for purchasers of a home and the land on which the home is placed, and (iii) conforming mortgage loans which comply with the requirements of the Federal Housing Administration ("FHA"), Veterans Affairs or GSE loans. At the present time, we currently offer only chattel loans. As our own network of company-owned retail centers becomes a larger share of our production, we will be able to couple our consumer-financing solutions with increased levels of anticipated sales from our own centers.

Competition

        The manufactured housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors, including price, product features, reputation for service and quality, depth of distribution, promotion, merchandising and the terms of retail and wholesale consumer financing. We compete with other producers of manufactured homes and new producers continue to enter the market. We also compete with companies offering for sale homes repossessed from wholesalers or consumers and we compete with new and existing site-built homes, as well as apartments, townhouses and condominiums.

        In addition to our company, there are a number of other national manufacturers competing for a significant share of the manufactured housing market in the United States, including Clayton Homes, Inc., Cavco Industries, Inc., Champion Home Builders, Inc. and Skyline Corporation. Certain of these competitors possess greater financial, manufacturing, distribution and marketing resources than we do. For the past 15 years, the industry has experienced a trend towards consolidation and, as a result, the bulk of the market share is controlled by a small number of companies. We are the country's fourth largest producer of manufactured homes, based on reported wholesale shipments. Accordingly, we believe we have a significant opportunity to expand in this industry by effectively growing our market share.

        Among lenders to manufactured home buyers, there are significant competitors including national, regional and local banks, independent finance companies, mortgage brokers and mortgage banks such as 21st Mortgage Corporation, an affiliate of Clayton Homes, Inc., Berkshire Hathaway, Inc., Triad

Finance Corporation and CU Factory Built Lending, LP. Certain of these competitors are larger than us and have access to substantially more capital and cost efficiencies.

Protection of Proprietary Technology

        We rely on a combination of copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary information, technology and brands. We protect our proprietary information and technology, in part, by generally requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also may enter into non-disclosure and invention assignment agreements with certain of our technical consultants to protect our confidential and proprietary information and technology. We cannot assure you that our confidentiality agreements with our employees and consultants will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach of these agreements, or that our trade secrets and other proprietary information and technology will not be disclosed or will otherwise be protected.

        Our intellectual property includes copyrights issued by the U.S. Copyright Office for many of our floor plans. We are not aware of any claims of infringement or other challenges to our intellectual property rights.

Government Regulation

        General.    Our company operates in a regulated industry, and there are many federal, state and local laws, codes and regulations that impact our business. Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines, the entry of injunctions or both. Although we believe that our operations are in substantial compliance with the requirements of all applicable laws and regulations, we are unable to predict the ultimate cost of compliance with all applicable laws and enforcement policies.

        Federal Manufactured Homes Regulations.    Our manufactured homes are subject to a number of federal, state and local laws, codes and regulations. Construction of manufactured housing is governed by the National Manufactured Housing Construction and Safety Standards Act of 1974, and the regulations issued under such act by HUD. The HUD regulations, known collectively as the Federal Manufactured Home Construction and Safety Standards, cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. Our Texas manufacturing facilities, and the plans and specifications of the HUD-compliant homes they produce, have been approved by a HUD-certified inspection agency. Further, an independent HUD-certified third-party inspector regularly reviews our manufactured homes for compliance with HUD regulations during construction. Failure to comply with applicable HUD regulations could expose us to a wide variety of sanctions, including mandated closings of our manufacturing facilities. We believe our manufactured homes are in substantial compliance with all present HUD requirements. Manufactured homes are typically built with wood products that contain formaldehyde resins. HUD regulates the allowable concentrations of formaldehyde in certain products used in manufactured homes and requires manufacturers to warn purchasers as to formaldehyde-associated risks. The Environmental Protection Agency ("EPA") and other governmental agencies have in the past evaluated the effects of formaldehyde. We use materials in our manufactured homes that meet HUD standards for formaldehyde emissions and believe we comply with HUD and other applicable government regulations in this regard.

        Transportation and Zoning Regulations.    The transportation of manufactured homes on highways is subject to regulation by various federal, state and local authorities. Such regulations may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements.

Our manufactured homes (including our tiny houses) are also subject to local zoning and housing regulations. In certain cities and counties in areas where our homes are sold, local governmental ordinances and regulations have been enacted which restrict the placement of manufactured homes on privately-owned land or which require the placement of manufactured homes in manufactured home communities. Such ordinances and regulations may adversely affect our ability to sell homes for installation in communities where they are in effect. A number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulations which must be complied with by the retailer or other person installing the home.

        Warranty Regulations.    Certain warranties we issue may be subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on consumer products. For example, warranties that are subject to the act must be included in a single easy-to-read document that is generally made available prior to purchase. The act also prohibits certain attempts to disclaim or modify implied warranties and the use of deceptive or misleading terms. The description and substance of our warranties are also subject to a variety of state laws and regulations. A number of states require manufactured home producers to post bonds to ensure the satisfaction of consumer warranty claims.

        Financial Services Regulations.    A variety of laws affect the financing of the homes we manufacture. The Federal Consumer Credit Protection Act and Regulation Z promulgated under that act require written disclosure of information relating to such financing, including the amount of the annual percentage interest rate and the finance charge. The Federal Fair Credit Reporting Act also requires certain disclosures to potential customers concerning credit information used as a basis to deny credit. The Federal Equal Credit Opportunity Act and Regulation B promulgated under that act prohibit discrimination against any credit applicant based on certain specified grounds. The Real Estate Settlement Procedures Act and Regulation X promulgated under that act require certain disclosures regarding the nature and costs of real estate settlements. The Federal Trade Commission has adopted or proposed various Trade Regulation Rules dealing with unfair credit and collection practices and the preservation of consumers' claims and defenses. Installment sales contracts, direct loans and mortgage loans eligible for inclusion in a Ginnie Mae program are subject to the credit underwriting requirements of the FHA. The American Housing Rescue and Foreclosure Prevention Act provides assistance for the housing industry, including manufactured homes, including, among other things, increased loan limits for chattel (home-only Title I) loans. Recent FHA guidelines provide Ginnie Mae the ability to securitize manufactured home FHA Title I loans to allow lenders to obtain new capital, which can then be used to fund new loans for our customers. The Secure and Fair Enforcement for Mortgage Licensing Act established requirements for the licensing and registration of all individuals that are Mortgage Loan Originators ("MLOs"). Traditionally, manufactured housing retailers have assisted home buyers with securing financing for the purchase of homes, including negotiating rates and the terms for their loans. Under the act, however, these activities are prohibited unless performed by a registered or licensed MLO. A variety of state laws also regulate the form of financing documents and the allowable deposits, finance charge and fees chargeable pursuant to financing documents. Regulation C of the Home Mortgage Disclosure Act, among other things, requires certain financial institutions, including non-depository institutions, to collect, record, report and disclose information about their mortgage lending activity, which is used to identify potential discriminatory lending patterns and enforce anti-discrimination statutes.

        In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was passed into law and established the Consumer Financial Protection Bureau ("CFPB") to regulate consumer financial products and services. Certain CFPB mortgage finance rules apply to consumer credit transactions secured by a dwelling, including real property mortgages and chattel loans secured by manufactured homes. These rules, among other things, define standards for origination of "Qualified Mortgages," establish specific requirements for lenders to prove borrowers' ability to repay, outline conditions under which Qualified Mortgages are subject to safe harbor limitations on liability to borrowers and establish interest rates and other cost parameters for determining which Qualified Mortgages fall under safe harbor protection. While many manufactured homes are financed with agency-conforming mortgages in which the ability to repay is verified, and interest rates and other costs are within the safe harbor limits, a significant amount of loans to finance the purchase of manufactured homes, particularly chattel loans and non-conforming land-home loans, fall outside such safe harbors. Additionally, the CFPB rules, among other things, amended the Truth-in-Lending Act and the Real Estate Settlement Procedures Act by expanding the types of mortgage loans that are subject to the protections of the Home Ownership and Equity Protections Act of 1994 ("HOEPA") and imposing additional restrictions on mortgages that are covered by HOEPA. As a result, certain manufactured home loans are now subject to HOEPA limits on interest rates and fees. Loans with rates or fees in excess of the limits are deemed "High Cost Mortgages" and provide additional protections for borrowers, including with respect to determining the value of the home. Most loans for the purchase of manufactured homes have been written at rates and fees that would not appear to be considered High Cost Mortgages under these rules and while some lenders may offer loans that are deemed High Cost Mortgages, the rate and fee limits may deter some lenders from offering such loans to borrowers or be reluctant to enter into loans subject to the provisions of HOEPA. Additionally, certain CFPB rules apply to appraisals on principal residences securing higher-priced mortgage loans. Certain loans secured by manufactured homes, primarily chattel loans, could be considered higher-priced mortgage loans. Among other things, the rules require creditors to provide copies of appraisal reports to borrowers prior to loan closing. Compliance with the regulations may constrain lenders' ability to profitably price certain loans or may cause lenders to incur additional costs to implement new processes, procedures, controls and infrastructure and may cause some lenders to curtail underwriting certain loans altogether. Furthermore, some investors may be reluctant to participate in owning such loans because of the uncertainty of potential litigation and other costs. As a result, some prospective buyers of manufactured homes may be unable to secure necessary financing. Failure to comply with these regulations, changes in these or other regulations, or the imposition of additional regulations, could affect our earnings, limit our access to capital and have a material adverse effect on our business and results of operations.

        If passed by Congress and signed into law, the proposed Preserving Access to Manufactured Housing Act of 2017 (House of Representatives Bill 1699) would amend some Dodd-Frank Act provisions that affect manufactured housing financing. The bill would revise the triggers by which small-sized manufactured home loans are considered "High-Cost" under HOEPA and clarify the MLO licensing requirements for manufactured home retailers and their employees.

        In 2017, our lead lender required an extensive review of our retail installment contract and associated procedures, which we use as part of our consumer financing solutions strategy. Based on that review, we improved certain elements of the language used in our contracts, and modified certain aspects of our practices. Although we believe there are no material compliance issues with our forms and procedures, we are subject to the federal and other regulations described above.

Seasonality

        Generally, we experience higher sales volume during the months of March through October. Our sales are generally slower during the winter months, and shipments can be delayed in certain geographic market areas that we serve which experience harsh weather conditions.

Facilities

        The following table sets forth certain information with respect to the facilities where our company operates:

Location	Date of Commencement of Operations	Owned / Leased	Square Feet
Manufacturing/Warehouse Facilities
Fort Worth, TX	2005	Owned	96,880
Commerce, TX	2007	Owned	129,600
Eatonton, GA	2016	Leased	388,000
Retail Locations
Asheboro, NC	2017	Leased	1,472
Athens, GA	2016	Leased	2,016
Jennings, LA	2017	Leased	2,432
Minden, LA	2017	Leased	2,369
Mobile, AL	2017	Leased	1,700
Mt. Pleasant, TX	2016	Leased	1,792
Greenville, TX	2016	Owned	1,256
Gainesville, TX	2017	Owned	2,240
Oklahoma City, OK	2016	Owned	2,100
Corporate/Regional Headquarters
Bedford, TX	2018	Leased	5,398
Norcross, GA	2018	Leased	3,358

        We own the manufacturing facilities and the land on which the facilities are located in Fort Worth, Texas and Commerce, Texas. We believe that these facilities are adequately maintained and suitable for the purposes for which they are used. We currently lease our facility in Eatonton, Georgia. In December 2016, we entered into a Payment in Lieu of Taxes ("PILOT") agreement commonly offered in Georgia by local community development programs to encourage industry development. The net effect of the PILOT agreement is to provide us with incentives through the abatement of local, city and county property taxes and to provide financing for improvements of our Georgia plant (the "Project"). In connection with the PILOT agreement, the Putnam County Development Authority provides a credit facility for up to $10,000,000 that can be drawn upon to fund Project improvements and capital expenditures as defined in the agreement. If funds are drawn, we would pay transaction costs and debt service payments. The PILOT agreement requires interest payments of 6.00% per annum on outstanding balances, which is due each December 1 through maturity on December 1, 2021, at which time all unpaid principal and interest are due. The PILOT agreement is collateralized by the assets of the Project. As of December 31, 2017, we had not drawn down on this credit facility.

        We currently have nine retail locations. Each retail location sits on approximately five to seven acres of land. We lease six of the retail locations we operate in the business, pursuant to leases expiring from 2020 to 2023. Total rent expense was approximately $[    •    ] and $229,550 under our leased retail locations for 2017 and 2016, respectively.

Employees

        As of December 31, 2017, we had approximately 900 employees. Of our employees, approximately 800 individuals are hourly employees and approximately 100 individuals are salaried employees. Our employees are currently not represented by any collective bargaining unit. We believe that our relationship with our employees is good.

Legal Proceedings

        We are party to certain legal proceedings that have arisen in the ordinary course of our business and are incidental to our business. Certain of the claims pending against us allege, among other things, breach of contract, breach of express and implied warranties, construction defects, deceptive trade practices, unfair insurance practices, product liability and personal injury. Although litigation is inherently uncertain, and we believe we are insured against many such instances, based on past experience and the information currently available, management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on our company's consolidated financial position, liquidity or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our consolidated financial position, liquidity or results of operations in any future reporting periods.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers
Curtis D. Hodgson	63	Co-Chief Executive Officer and Director
Kenneth E. Shipley	58	Co-Chief Executive Officer and Director
Jeffrey V. Burt	56	Chief Financial Officer
Larry G. Badgley	61	Director of Corporate Development
Neal J. Suit	42	General Counsel
Non-Employee Directors
		Director
		Director
		Director

        The following information provides a brief description of the business experience of each executive officer and director.

Executive Officers and Employee Directors

        Curtis D. Hodgson co-founded our company in 2005 and has served as our Co-Chief Executive Officer and a member of our board of directors since January 2018. Prior to that, Mr. Hodgson served as a partner of the company's predecessor, Legacy Housing, Ltd., and controlled its general partner. Over the past 37 years, Mr. Hodgson has owned and operated several manufactured home retail operations and manufactured housing communities in Texas. Mr. Hodgson has significant expertise in the manufactured housing industry. Mr. Hodgson earned a B.S. in Engineering from the University of Michigan and J.D. from The University of Texas.

        Mr. Hodgson is the co-founder, Co-Chief Executive Officer and one of our largest stockholders and he was selected to serve on our board of directors due to his decades of experience and deep knowledge of our industry, his leadership and substantial operational and strategic planning expertise. His service as a director and Co-Chief Executive Officer creates a critical link between management and the board.

        Kenneth E. Shipley co-founded our company in 2005 with Curtis D. Hodgson. Mr. Shipley has been our Co-Chief Executive Officer and a member of our board of directors since January 2018, when our company converted to a corporation and prior to that, Mr. Shipley, together with Mr. Hodgson, served as a general partner of the company's predecessor, Legacy Housing, Ltd. Mr. Shipley has more than 30 years of experience in the manufactured home industry. Since 1981, he has also owned and operated Bell Mobile Homes and Shipley Bros. in Lubbock, Texas, a manufactured home retailer.

        Mr. Shipley is the co-founder and Co-Chief Executive Officer and one of our largest stockholders and he was selected to serve on our board of directors due to his decades of experience and knowledge of our industry, his leadership and substantial sales and distribution experience with dealers and customers in the industry. His service as a director and Co-Chief Executive Officer creates a critical link between management and the board.

        Jeffrey V. Burt joined our company in September 2010 and serves as Chief Financial Officer. In this capacity, Mr. Burt oversees all accounting functions with respect to our manufacturing facilities. Mr. Burt began his career with our company as Controller from 2010 to 2013, then as Chief Financial

Officer since April 2013. Prior to joining our company, from 1993 to 2009, Mr. Burt served as Vice President and Chief Financial Officer of Kohner Properties, Inc., a company that manages multi-family housing for owners across the central part of the United States. Mr. Burt has more than 20 years of experience in the real estate and manufactured housing industry and has expertise in the areas of accounting systems, performance reporting tools and evaluations of key performance indicators versus a company's goals. Mr. Burt earned a B.S. degree from the University of Southern Illinois and M.B.A. from the University of Notre Dame, and is a Certified Public Accountant.

        Larry G. Badgley joined our company in September 2016 and serves as Director of Corporate Development. Prior to joining our company, Mr. Badgley served as Chief Financial Officer of Cubic Energy, Inc., an independent energy company, engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids in Texas and Louisiana, from 2008 to August 2016. Prior this, from 1998 to 2008, Mr. Badgley provided chief financial officer-related services to various venture capital-backed and early-stage companies. In that capacity, Mr. Badgley was primarily responsible for financial management, strategic planning for growth companies, Sarbanes-Oxley Act compliance and SEC reporting readiness and compliance. In 1998 and 1999, Mr. Badgley served as Chief Operating Officer and Chief Financial Officer of a privately-held national sign manufacturer until its sale. Mr. Badgley earned a B.B.A. in Finance from Hardin-Simmons University and is a Certified Public Accountant.

        Neal J. Suit joined our company in January 2018 and serves as General Counsel. In this capacity, Mr. Suit oversees the legal affairs of our company, as well as its corporate controls and governance. Prior to joining our company, Mr. Suit worked in the law firm of Carrington, Coleman, Sloman & Blumenthal, LLP in Dallas, Texas from December 2008 to January 2018, where he was a partner, and previously he was a lawyer at the law firms Bell Nunnally & Martin LLP from February 2006 to December 2008 and Baker Botts, LLP from September 2003 to January 2006. Mr. Suit has practiced law for more than 14 years, primarily handling complex litigation matters and serving as outside general counsel to numerous companies. Mr. Suit earned his B.A. degree from Baylor University and J.D. from Harvard Law School.

Non-Employee Directors

        We have undertaken to identify and elect three independent directors with relevant business experience before we circulate a preliminary prospectus for this offering.

Board Composition

        Our business and affairs are managed under the direction of our board of directors. The number of directors is determined by our board of directors, subject to the terms of our certificate of incorporation and bylaws that will become effective upon the completion of this offering. Upon the completion of this offering, our board of directors will consist of five members.

Director Independence

        Upon the completion of this offering, our common stock will be listed on The Nasdaq Capital Market. Under the rules of The Nasdaq, independent directors must comprise a majority of a listed company's board of directors within a specified period after completion of this offering. In addition, the rules of The Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees must be independent. Under the rules of The Nasdaq, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that [    •    ], [    •    ] and [    •    ], representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of The Nasdaq. In making these determinations, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Upon the closing of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Under the rules of The Nasdaq, the membership of the audit committee is required to consist entirely of independent directors, subject to applicable phase-in periods. The following is a brief description of our committees.

        Audit committee.    In accordance with our audit committee charter, after this offering, our audit committee will: oversee our corporate accounting and financial reporting processes and our internal controls over financial reporting; evaluate the independent public accounting firm's qualifications, independence and performance; engage and provide for the compensation of the independent public accounting firm; approve the retention of the independent public accounting firm to perform any proposed permissible non-audit services; review our consolidated financial statements; review our critical accounting policies and estimates and internal controls over financial reporting; and discuss with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. We believe that our audit committee members meet the requirements for financial literacy under the current requirements of the Sarbanes-Oxley Act, The Nasdaq and SEC rules and regulations. In addition, the board of directors has determined that [    •    ] is qualified as an audit committee financial expert within the meaning of SEC regulations. We have made this determination based on information received by our board of directors, including questionnaires provided by the members of our audit committee. We plan on naming the individuals who will serve on this committee prior to marketing the transaction.

        Compensation committee.    In accordance with our compensation committee charter, after this offering, our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our equity-based incentive plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, The Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We plan on naming the individuals who will serve on this committee prior to marketing the transaction.

        Nominating and governance committee.    In accordance with our nominating and governance committee charter, after this offering, our nominating and governance committee will recommend to the board of directors nominees for election as directors, and meet as necessary to review director candidates and nominees for election as directors; recommend members for each committee of the board; oversee corporate governance standards and compliance with applicable listing and regulatory requirements; develop and recommend to the board governance principles applicable to the company; and oversee the evaluation of the board and its committees. We believe that the composition of our nominating and governance committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, The Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We plan on naming the individuals who will serve on this committee prior to marketing the transaction.

Code of Business Conduct and Ethics

        We will adopt a new code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our code of business conduct and ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of business conduct and ethics on our website.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an executive officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Director and Officer Liability and Indemnification

        Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Upon completion of this offering, our certificate of incorporation and our bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation and our bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Upon completion of this offering, our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

        Prior to the completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

        The limitation of liability and indemnification provisions that will be contained in our certificate of incorporation and our bylaws upon completion of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth summary compensation information for the following persons: (i) all persons serving as our principal executive officer during the years ended December 31, 2017 and 2016, and (ii) our two other most highly compensated executive officers who received compensation during the years ended December 31, 2017 and 2016 of at least $100,000 and who were executive officers on December 31, 2017 and 2016. We refer to these persons as our "named executive officers" in this prospectus. The following table includes all compensation earned by the named executive officers for the respective period, regardless of whether such amounts were actually paid during the period:

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Total
Curtis D. Hodgson,	2017	$50,000	—	—	—	$50,000
Co-Chief Executive Officer	2016	$50,000	—	—	—	$50,000
Kenneth E. Shipley,	2017	$50,000	—	—	—	$50,000
Co-Chief Executive Officer	2016	$50,000	—	—	—	$50,000
Jeffrey V. Burt	2017	$190,000	30,000		—	$220,000
Chief Financial Officer	2016	$180,000	10,000		—	$190,000
Larry G. Badgley,	2017	$140,000	5,000		—	$145,000
Director, Corporate Development(1)	2016	$46,650	—	—	—	$46,650
Neal J. Suit,	2017	$—	—	—	—	—
General Counsel(2)	2016	$—	—	—	—	—

(1)
Mr. Badgley joined our company in September 2016.

(2)
Mr. Suit joined our company in January 2018.

Employment Agreements

        As of December 31, 2017, and through the date of this prospectus, we have no employment agreements in place with any of our executive officers and key employees.

Outstanding Equity Awards at December 31, 2017

        The following table shows outstanding option awards held by the named executive officers as of December 31, 2017.

Name	Vested Shares	Unvested Shares	Total Shares
Curtis D. Hodgson	—	—	—
Larry G. Badgley	—	—	—
Jeffrey V. Burt	—	—	—
Kenneth E. Shipley	—	—	—
Neal J. Suit	—	—	—

2018 Incentive Compensation Plan

        In January 2018, our board of directors and holders of a majority of our outstanding shares of common stock adopted and approved a new 2018 Incentive Compensation Plan (the "Plan"). The purpose of our Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us. No awards under the Plan have been made to date.

        Administration.    Our Plan is to be administered by our Compensation Committee, provided, however, that except as otherwise expressly provided in the Plan, the board of directors may exercise any power or authority granted to the committee under our Plan. Subject to the terms of our Plan, the committee is authorized to select eligible persons to receive awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies in them, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of our Plan.

        Eligibility.    The persons eligible to receive awards under our Plan are the officers, directors, employees, consultants and other persons who provide services to us. An employee on leave of absence may be considered as still in the employ of our company for purposes of eligibility for participation in our Plan.

        Types of Awards.    Our Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of specified business or personal criteria or goals, as determined by the committee.

        Shares Available for Awards; Annual Per-Person Limitations.    The total number of shares of common stock that may be subject to the granting of awards under our Plan at any time during the term of the Plan will be equal to 10,000,000 shares. This limit will be increased by the number of shares with respect to which awards previously granted under our Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an award to pay the exercise price or any tax withholding requirements.

        Our Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any 12-month period, the number of options, stock appreciation rights, shares of restricted stock, shares of deferred stock, performance shares and other stock based-awards granted to any one participant under the Plan may not exceed 2,000,000 shares, subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units in any 12-month period is $3,000,000 multiplied by the number of full years in the performance period.

        The committee is authorized to adjust the limitations described in the two preceding paragraphs. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

        Stock Options and Stock Appreciation Rights.    The committee is authorized to grant stock options, including both incentive stock options, or ISOs, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the committee, but in the case of an ISO must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our Plan, the term "fair market value" means the fair market value of common stock, awards or other property as determined by the committee or under procedures established by the committee. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the committee, except that no option or stock appreciation right may have a term exceeding ten years.

        Restricted and Deferred Stock.    The committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee. A participant granted restricted stock generally has all of the rights of a stockholder of our company, unless otherwise determined by the committee. An award of deferred stock confers upon a participant the right to receive shares of common stock at the end of a specified deferral period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

        Dividend Equivalents.    The committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards or otherwise as specified by the committee.

        Bonus Stock and Awards in Lieu of Cash Obligations.    The committee is authorized to grant shares of common stock as a bonus free of restrictions, or to grant shares of common stock or other awards in lieu of our obligations to pay cash under our Plan or other plans or compensatory arrangements, subject to such terms as the committee may specify.

        Other Stock-Based Awards.    The committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The committee has the sole discretion to determine the terms and conditions of such awards.

        Performance Awards.    The committee is authorized to grant performance awards to participants on terms and conditions established by the committee. Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the committee.

        Other Terms of Awards.    Awards may be settled in the form of cash, shares of common stock, other awards or other property, in the discretion of the committee. The committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee is authorized to place cash, shares of common stock or other property in trusts or make other arrangements to provide for payment of our obligations under our Plan.

        Awards under our Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The committee may, however, grant awards in exchange for other awards under our Plan, awards under other company plans or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

        Acceleration of Vesting; Change in Control.    The committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration and if so provided in the award agreement or otherwise determined by the committee, vesting will occur automatically in the case of a "change in control" of our company, as defined in our Plan (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control). In addition, the committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any "change in control."

        Amendment and Termination.    The board of directors may amend, alter, suspend, discontinue or terminate our Plan or the committee's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to our Plan which might increase the cost of our Plan or alter the eligibility of persons to receive awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Our Plan will terminate at the earliest of (a) such time as no shares of common stock remain available for issuance under our Plan, (b) termination of our Plan by the board of directors, or (c) the tenth anniversary of the effective date of the Plan. Awards outstanding upon expiration of our Plan will remain in effect until they have been exercised or terminated, or have expired.

        It is intended that any amounts payable under the Plan will either be exempt from Section 409A of the Code or will comply with Section 409A (including Treasury regulations and other published guidance related thereto) so as not to subject an employee to payment of any other additional tax, penalty or interest imposed under Section 409A of the Code.

Director Compensation

        Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Currently, we do not compensate our directors for serving on our board of directors, other than reimbursement of reasonable expenses for attendance at board meetings. No compensation was paid to our directors in the year ended December 31, 2017. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Transactions with Related Persons

        Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. Related persons include any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons. Related person transactions refers to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which (i) we were or are to be a participant, (ii) the amount involved exceeds $120,000, and (iii) a related person had or will have a direct or indirect material interest. Related person transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person, in each case subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

        We expect that the policy will provide that in any related person transaction, our audit committee and board of directors will consider all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director's independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available. After considering all such facts and circumstances, our audit committee and board of directors will determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or Nasdaq listing requirements.

        Each transaction described in "Certain Relationships and Related Transactions" was entered into prior to the adoption of our audit committee charter and the foregoing policy proposal.

Transactions and Relationships with Directors, Officers and 5% Stockholders

        On February 2, 2016, we entered into a $1,500,000 note payable agreement with stated annual interest rates of 3.75% with one of the Captives (the "Captive"), which is currently held by Kenneth E. Shipley, our Co-Chief Executive Officer and a director, and is due on demand. Interest paid on the note payable for the years ended December 31, 2017 and 2016 were $[    •    ] and $46,875 respectively, and the balances outstanding on the notes payable at December 31, 2017 and 2016 were $[    •    ] and $1,500,000, respectively.

        Bell Mobile Homes, a Lubbock, Texas based manufactured home retailer owned by Kenneth E. Shipley, purchases manufactured homes from us. Accounts receivable balances due from Bell Mobile Homes were $[    •    ] and $40,895 at December 31, 2017 and 2016, respectively. Accounts payable balances due to Bell Mobile Homes for maintenance and related services were $[    •    ]and $53,892 at December 31, 2017 and 2016, respectively. Manufactured home revenues related to Bell Mobile Homes for the years ended December 31, 2017 and 2016 were $[    •    ] and $2,321,393, respectively.

        Shipley Bros., Ltd., a Lubbock, Texas based manufactured home retailer owned by Kenneth E. Shipley, purchases manufactured homes from us. Accounts receivable balances due from Shipley Bros. were $[    •    ]and $67,957 at December 31, 2017 and 2016, respectively. Manufactured home revenues

related to Shipley Bros. for the years ended December 31, 2017 and 2016 were $[    •    ] and $2,020,478, respectively.

Indemnification Agreements

        We intend to enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Management—Limitations on Director and Officer Liability and Indemnification."

Corporate Conversion

        Effective January 1, 2018, we converted to a Delaware corporation and changed our name to Legacy Housing Corporation. Prior to January 1, 2018, we were a Texas limited partnership controlled by our Co-Chief Executive Officers. Upon the Corporate Conversion, all of our outstanding partnership interests were exchanged on a proportional basis for shares of common stock of Legacy Housing Corporation.

 PRINCIPAL STOCKHOLDERS

        The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock as of February 1, 2018, referred to in the table below as the "Beneficial Ownership Date," and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

  •
  each person who is known to be the beneficial owner of 5% or more of the outstanding shares of our common stock;

  •
  each member of our board of directors and each of our named executive officers individually; and

  •
  all our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date and shares of restricted stock subject to vesting until the occurrence of certain events, including the closing of this offering, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on [    •    ] shares of common stock outstanding as of the Beneficial Ownership Date and [    •    ] shares of common stock outstanding immediately after this offering, assuming that the underwriter will not exercise its option to purchase up to [    •    ] additional shares of our common stock from us in full.

        To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o Legacy Housing Corporation, 1600 Forest Ridge Drive, #100, Bedford, Texas 76022. Each of the persons and entities named in the table below acquired their shares of common stock pursuant to the Corporate Conversion. See "Corporate Conversion" for additional information.

	Shares of Common Stock Beneficially Owned Immediately Prior to the Completion of this Offering			Shares of Common Stock Beneficially Owned Immediately After this Offering
Name and Address of Beneficial Owner	Number of Shares	Percentage		Number of Shares	Percentage
Stockholders
William Shipley(1)			%			%
Douglas Shipley(1)			%			%
Directors and Executive Officers
Curtis D. Hodgson(2)			%			%
Kenneth E. Shipley(1)			%			%
Jeffrey V. Burt			%			%
Larry G. Badgley			%			%
Neal J. Suit			%			%
			%			%
All directors and executive officers as a group ([•] persons)			%			%

*
Less than 1% of outstanding shares.

(1)
Kenneth E. Shipley, William Shipley and Douglas Shipley are brothers. The share ownership of each Shipley brother excludes the ownership of each other brother.

(2)
Includes [    •    ] shares of common stock owned by Hodgson Ventures, a Texas limited partnership, of which Mr. Hodgson is the general partner, and [    •    ] shares of common stock owned by the Hodgson 2015 Grandchild's Trust, of which Mr. Hodgson shares voting and investment power with respect to such shares.

 DESCRIPTION OF CAPITAL STOCK

        The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering. The description of our common stock and preferred stock reflects the completion of the Corporate Conversion that was effective as of January 1, 2018.

General

        Prior to January 1, 2018, we were a Texas limited partnership and the rights and obligations of our partners were governed by the Legacy Housing, Ltd. Limited Partnership Agreement. On January 1, 2018, we effected the Corporate Conversion pursuant to which we converted into a Delaware corporation and changed our name to Legacy Housing Corporation. The rights and obligations set forth in the Legacy Housing, Ltd. Limited Partnership Agreement terminated immediately prior to the consummation of the Corporate Conversion. As of January 1, 2018, we are a federal taxpayer as opposed to a pass-through entity for tax purposes. The following description of our capital stock is a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

        Upon closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock with a $0.001 par value per share, and 10,000,000 shares of preferred stock with a $0.001 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of February 1, 2018, there were [    •    ] shares of common stock issued and outstanding, held of record by [    •    ] stockholders, and no shares of preferred stock issued or outstanding.

Common Stock

        Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

        Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of our company.

        We have no present plans to issue any shares of preferred stock.

Effect of Certain Provisions of our Charter and Bylaws and the Delaware Anti-Takeover Statute

        Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  No cumulative voting

        The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws prohibit cumulative voting in the election of directors.

  Undesignated preferred stock.

        The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Calling of special meetings of stockholders and action by written consent.

        Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors, chairman of the board of directors or chief executive officer or upon the written request of stockholders owning at least 33 1/3% of the outstanding common stock. Stockholder owning less than such required amount may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

        Our charter documents provide that any action required or permitted to be taken by the stockholders of the company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.

  Requirements for advance notification of stockholder nominations and proposals.

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  Amendment of certificate of incorporation and bylaws.

        The amendment of certain provisions (including the above provisions) of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

  Section 203 of the Delaware General Corporation Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  At or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

  •
  Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Choice of Forum

        Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Limitations of Liability and Indemnification

        See "Certain Relationships and Related Transactions—Indemnification of Directors and Officers."

Exchange Listing

        We intend to list our common stock for trading on The Nasdaq Capital Market under the symbol "LEGH."

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent and registrar's address is 17 Battery Place, 8th Floor, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        We will have [    •    ] shares of common stock outstanding immediately after the completion of this offering based on the number of shares outstanding on February 1, 2018 and assuming no exercise of outstanding options after such date (or [    •    ] shares if the underwriter exercises its over-allotment option to purchase additional shares in full). Of those shares, the [    •    ] shares of common stock sold in the offering (or [    •    ] shares if the underwriter exercises its over-allotment option to purchase additional shares in full) will be freely transferable without restriction, unless purchased by persons deemed to be our "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining [    •    ] shares of common stock to be outstanding immediately following the completion of this offering are "restricted," which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the lock-up agreements described below, and assuming the underwriter does not release any stockholders from the lock-up agreements, the restricted shares of our common stock will be available for sale in the public market as follows:

  •
  [    •    ] shares will be eligible for sale immediately upon completion of this offering;

  •
  [    •    ] shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of lock-up agreements not to sell such shares entered into between the underwriter and such stockholders beginning 180 days after the date of this prospectus; and

  •
  [    •    ] additional shares will be eligible for sale from time to time thereafter upon expiration of their respective six-month holding periods.

Rule 144

        In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding ([    •    ] shares immediately after this offering or [    •    ] shares if the underwriter's over-allotment option to purchase additional shares is exercised in full); or

  •
  the average weekly trading volume of our common stock on The Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

  •
  Subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately [    •    ] shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on The Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Form S-8 Registration Statement

        Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2018 Incentive Compensation Plan. Shares covered by this registration statement will be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

        All of the executive officers and directors and all of our stockholders have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exemptions, as set forth in the section entitled "Underwriting."

 UNDERWRITING

        The underwriter named below has agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.                        is the sole book-running manager for the offering.

Underwriter	Number of Shares

Total

        The underwriter has advised us that it proposes to offer the shares of common stock to the public at a price of $[    •    ] per share. The underwriter proposes to offer the shares of common stock to certain dealers at the same price less a concession of not more than $[    •    ] per share. After the offering, these figures may be changed by the underwriter.

        The shares sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about [    •    ], 2018, subject to customary closing conditions. The underwriter may reject all or part of any order.

        We have granted to the underwriter an option to purchase up to an additional [    •    ] shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriter may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriter exercises the option, the underwriter will become obligated, subject to certain conditions, to purchase the shares for which it exercises the option.

Commissions and Discounts

        The table below summarizes the underwriting discounts that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $[    •    ] of the fees and expenses of the underwriter, which may include the fees and expenses of counsel to the underwriter. Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms' length negotiation between us and the underwriter.

	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us	$	$	$

        We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $[    •    ]. This includes $[    •    ] of fees and expenses of the underwriter. These expenses are payable by us.

Indemnification

        We also have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

No Sales of Common Stock

        We, each of our directors and officers and certain of our stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of the underwriter for a period of 180 days after the date of this prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by the underwriter.

Determination of Offering Price

        The underwriter has advised us that it proposes to offer the shares directly to the public at the estimated initial public offering price range set forth on the cover page of this preliminary prospectus. That price range and the initial public offering price are subject to change as a result of market conditions and other factors. Prior to this offering, no public market exists for our common stock. The initial public offering price of the shares was determined by negotiation between us and the underwriter. The principal factors considered in determining the initial public offering price of the shares included:

  •
  the information in this prospectus and otherwise available to the underwriter, including our financial information;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability and experience of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the economy and the securities markets in the United States at the time of this initial public offering;

  •
  the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

  •
  other factors as were deemed relevant.

        We cannot be sure that the initial public offering price will correspond to the price at which the shares of common stock will trade in the public market following this offering or that an active trading market for the shares of common stock will develop or continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

        To facilitate this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriter may create a short position in our common stock for its own accounts by selling more shares of common stock than we have sold to the underwriter. The underwriter may close out any short position by purchasing shares in the open market.

        In addition, the underwriter may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

        In connection with this offering, the underwriter and selling group members may also engage in passive market making transactions in our common stock on The Nasdaq Capital Market. Passive market making consists of displaying bids on The Nasdaq Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

        Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

        The underwriter or syndicate members may facilitate the marketing of this offering online directly or through one of their respective affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

Other Relationships

        The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter has in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriter has in the past, and may in the future, receive customary fees and commissions for these transactions.

        In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Listing

        In connection with this offering, we intend to apply to have our common stock listed on The Nasdaq Capital Market under the symbol "LEGH." There is no assurance, however, that our common stock will be listed on The Nasdaq Capital Market or any other national securities exchange.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Selling Restrictions

  Canada

        The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriter is not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        The underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

  Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

  Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

        This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We currently maintain insurance for the benefit of any director or officer, which cover claims for which we could not indemnify such persons.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for the issuer by Olshan Frome Wolosky LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Legacy Housing, Ltd., as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Montgomery Coscia Greilich LLP, independent registered public accounting firm, as set forth in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the common stock we are offering pursuant to this prospectus. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. To receive copies of public records not posted to the SEC's web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Mail Stop 2736, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room.

MONTGOMERY COSCIA GREILICH LLP
972.748.0300 p
972.748.0700 f

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Legacy Housing, Ltd.

        We have audited the accompanying consolidated balance sheets of Legacy Housing, Ltd. (the "Partnership") as of December 31, 2016 and 2015, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Partnership is not required to have an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supp01iing the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Legacy Housing, Ltd. as of December 31, 2016 and 2015, and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MONTGOMERY COSCIA GREILICH LLP
Plano, Texas
July 26, 2017

LEGACY HOUSING, LTD.

CONSOLIDATED BALANCE SHEET

As of December 31,
2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,009,311
Accounts receivable, net of allowance for doubtful accounts of $105,085 and $94,315, in 2016 and 2015, respectively	1,286,187
Portfolio loans receivable, current	3,591,078
Notes receivable from mobile home parks, current	7,956,738
Advances to dealers, net of allowance for estimated losses of $25,564 and $19,983, in 2016 and 2015, repsectively	674,661
Inventories, net	37,898,918
Repossessed portfolio loans related inventory, net of allowance for estimated losses of $836,437 and $1,139,446 in 2016 and 2015 respectively	2,467,900
Prepaid expenses and other current assets	2,092,029

Total current assets	56,976,822
PROPERTY, PLANT AND EQUIPMENT, net	11,205,579
PORTFOLIO LOANS RECEIVABLE, net	68,498,515
NOTES RECEIVABLE FROM MOBILE HOME PARKS,net	39,324,545
OTHER NON-CURRENT ASSETS, net	359,694

Total assets	$176,365,155

LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES
Accounts payable	$4,384,411
Accrued liabilities	5,043,767
Note payable to Captives	1,500,000
Escrow liability	3,157,713
Line of credit Revolver 1	27,561,349
Current portion of notes payable	246,933

Total current liabilities	41,894,173
LONG-TERM LIABILITIES
Line of credit Revolver 2	12,000,000
Notes payable, net of current portion	4,169,795
Dealer portfolio positions	5,340,375

Total liabilities	63,404,343
PARTNERS' CAPITAL
Legacy Housing Ltd.	111,900,502
Non-controlling interest	1,060,310

Total capital	112,960,812

Total liabilities and capital	$176,365,155

The accompanying notes are an integral part of these consolidated financial statements

LEGACY HOUSING, LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31,
2016
NET REVENUES	$113,728,016
COST OF REVENUES	84,170,393

Gross profit	29,557,623
OPERATING EXPENSES
Selling, general & administrative expenses	11,029,652
Provision for loan losses	908,641

11,938,293

INCOME FROM OPERATIONS	17,619,330
OTHER INCOME (EXPENSE)
Non-operating interest income	214,490
Interest expense	(172,990)
Other income, net	51,958
Realized gain on investments	—
Gain on early settlement of dealer portfolio positions	66,430

Total other income	159,887

Income before state income tax expense	17,779,217
STATE INCOME TAX EXPENSE	(209,191)

NET INCOME	$17,570,026

The accompanying notes are an integral part of these consolidated financial statements

LEGACY HOUSING, LTD.

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2016

	Legacy Housing, Ltd.	Non-Controlling interest	Total Capital
BALANCES, DECEMBER 31, 2015	101,235,180	1,060,310	102,295,490
Distributions	(6,904,704)	—	(6,904,704)
Net income	17,570,026	—	17,570,026

BALANCES, DECEMBER 31, 2016	$111,900,501	$1,060,310	$112,960,812

The accompanying notes are an integral part of these consolidated financial statements

LEGACY HOUSING, LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31,
2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$17,570,026
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	593,360
Realized gain on investments	—
Gain on derivative related activity	(26,351)
Gain on early settlement of dealer portfolio positions	—
Provisions for loan losses and estimated credit losses	926,087
Provision for slow moving inventory	(90,408)
Changes in operating assets and liabilities:
Accounts receivable	2,808,195
Portfolio loans receivable	(16,503,582)
Notes receivable from mobile home parks	(2,837,885)
Advances to dealers	57,801
Inventories	(3,297,252)
Repossessed portfolio loans related inventory	204,530
Promissory notes receivable	(1,563,518)
Prepaid expenses and other current assets	333,331
Other non-current assets
Accounts payable	(2,141,405)
Accrued liabilities	(420,102)
Escrow liability	1,168,575
Dealer portfolio positions	1,208,688

Net cash provided by operating activities	(2,009,910)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchases of property, plant and equipment	(2,183,683)
Proceeds from the sale of investments	—

Net cash used in investing activities	(2,183,683)
CASH FLOWS FROM FINANCING ACTIVITIES
Partner distributions	(6,904,704)
Proceeds from line of credit Revolver 1	40,766,882
Payments on line of credit Revolver 1	(42,740,538)
Proceeds from line of credit Revolver 2	12,000,000
Proceeds from note payable	515,000
Principal payments on note payable	(220,966)
Principal payments on notes payable to Captives	1,500,000

Net cash used in financing activities	4,915,674

NET INCREASE IN CASH AND CASH EQUIVALENTS	722,081
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	287,230

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,009,311

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID FOR INTEREST	$1,200,145

CASH PAID FOR TAXES	$105,443

The accompanying notes are an integral part of these consolidated financial statements

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. NATURE OF OPERATIONS

        Legacy Housing, Ltd. (the "Partnership") is a Texas limited partnership formed in May 2005 and headquartered in Fort Worth, Texas. The Partnership (1) builds and provides for the transport of mobile homes, (2) provides wholesale financing to dealers and mobile home parks and (3) provides retail financing to consumers. The Partnership manufactures its mobile homes at plants located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia and finances its mobile homes through its consignment division. The Partnership relies on a network of dealers to market and sell its mobile homes. The Partnership also sells homes directly to dealers and mobile home parks. The Partnership will be dissolved upon an event of dissolution as stated in the partnership agreement, or December 31, 2103.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The Partnership's consolidated financial statements include the accounts of Legacy Housing, Ltd., and its general partner GPLH, LLC ("GPLH"), a variable interest entity. The Partnership determined it was the primary beneficiary of GPLH based on the power it maintained to direct the activities of GPLH, through common ownership with the Partnership, and the implicit obligation it had to extend financial support to GPLH. GPLH did not have operating activities during the year ended December 31, 2016. The Partnership has no ownership interest in GPLH and accordingly, the capital accounts of GPLH have been presented as a non-controlling interest in the accompanying consolidated financial statements.

        All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

        The Partnership considers all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents. The Partnership maintains cash balances in bank accounts that may, at times, exceed federally insured limits. The Partnership has not incurred any losses from such accounts and management considers the risk of loss to be minimal.

Accounts Receivable

        Included in accounts receivable are receivables for direct sales of mobile homes to customers, interest receivables, receivables from the sales of parts and supplies to customers, and advances to dealers. Advances to dealers enable the dealers to acquire mobile homes on the secondary market and are charged interest until the advance is repaid, which generally occurs when the acquired mobile home is sold by the dealer.

        Accounts receivable are subject to normal industry risk and the Partnership provides for reserves against accounts receivable for estimated losses that may result from a customer's inability to pay the amounts owed. The Partnership provides for estimated uncollectible accounts receivable balances through a charge to earnings and a credit to a valuation allowance.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Portfolio Loans Receivable

        Portfolio loans receivable result from financing transactions entered into with retail buyers of mobile homes sold through retail dealers. Portfolio loans receivable generally consist of the sales price and any additional financing fees, less the customer's down payment. Interest income is recognized monthly as payments come due. The average contractual interest rate per loan was 13.9% as of December 31, 2016. Portfolio loans receivable have maturities that range from 5 to 25 years.

        Loan applications go through an underwriting process which considers credit history to evaluate credit risk. Interest rates on approved loans are determined by a buyer's credit score and down payment amount. The Partnership uses payment history to monitor the credit quality of the portfolio loans on an ongoing basis.

        The Partnership assesses the collectability of loans on a loan by loan basis to determine if formal foreclosure proceedings are necessary. The total principal balance of portfolio loans for which the Partnership has begun formal foreclosure proceedings was $1,224,769 at December 31, 2016.

Allowance for Loan Losses

        The Partnership has established an allowance for loan losses for portfolio loans receivable. The policy for determining the allowance is based on current economic conditions that may affect the borrower's ability to pay and historical loss experience. The Partnership believes allowances are adequate to absorb any known or probable losses. Payments not collected on or before their scheduled payment date, generally monthly, are considered past due. The Partnership will charge off a loan once it is determined to be uncollectible. At the time of charge off, the Partnership will estimate the loss based on the estimated fair value of the related collateral for the loan.

        The Partnership's policy is to place a portfolio loan on nonaccrual status when either principal or interest is past due and remains unpaid for 90 days or more. Payments received on nonaccrual portfolio loans are accounted for on a cash basis, first to interest and then to principal. The accrual of interest resumes when the past due principal or interest payments are brought within 90 days of current. Due to management's judgment in setting the allowance for loan losses, the principal balance of portfolio loans on nonaccrual status does not directly represent the balance in allowance for loan losses. Total principal outstanding for portfolio loans on nonaccrual status was $1,290,431 as of December 31, 2016.

Notes Receivable from Mobile Home Parks

        The notes receivable from mobile home parks ("MHP Notes") relate to mobile homes sold to mobile home parks financed through notes receivable. The notes have varying maturity dates and call for monthly principal and interest payments. The MHP Notes are collateralized by the mobile homes being financed and are typically personally guaranteed by the borrowers. The interest rate on the MHP Notes are typically set at 4.0% above prime with a minimum of 8.0%. The Partnership reserves for estimated losses on the MHP Notes based on current economic conditions that may affect the borrower's ability to pay, the borrower's financial strength, and historical loss experience. The allowance for loan losses on MHP Notes was $50,573 at December 31, 2016.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

        Inventories are stated at the lower of cost or market, with cost determined as follows: raw material costs are determined using standard costs which are updated periodically for actual costs. Purchased finished goods inventory is carried at purchased cost and is tracked using the specific identification method. The cost of manufactured finished goods inventory is determined using the retail inventory method adapted for specific circumstances of the Partnership. Manufacturing costs include costs of materials, labor and manufacturing overhead. The Partnership records repossessed homes as part of inventory on the repossession date at the lower of the principal balance outstanding on the related loan or at fair market value.

        The Partnership regularly evaluates slow-moving inventory based on the age and market value of comparable units. The Partnership determined a reserve for slow moving inventory was not necessary for finished goods inventory. Dealers pay freight costs to receive consigned inventory and annual carrying charges as an incentive to sell these units.

        An aging of finished goods inventory as of December 31, 2016 was as follows:

2016
Aged less than 1 year	$20,106,829
More than 1 but less than 2	5,181,833
More than 2 but less than 3	1,921,062
More than 3 but less than 4	313,432
More than 4 but less than 5	—
More than 5 years	22,181

$27,545,337

Property, Plant, and Equipment

        Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of each asset. Estimated useful lives for significant classes of assets are as follows: buildings and improvements, 30 to 39 years; vehicles, 5 years; machinery and equipment, 7 years; and furniture and fixtures, 7 years. Repair and maintenance charges are expensed as incurred. Expenditures for major renewals or betterments which extend the useful lives of existing property, plant and equipment are capitalized and depreciated.

Impairment of Long-Lived Assets

        The Partnership reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Assets are grouped at the lowest level in which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. In such cases, if the future undiscounted cash flows of the underlying assets are less than the carrying amount, then the carrying amount of the long-lived asset will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying asset or its

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determinable fair value. No impairment for long-lived assets was recorded for the year ended December 31, 2016.

Dealer Portfolio Positions

        The dealer portfolio positions balance represents obligations to dealers payable in the future for deferred profits on homes sold by the dealers and amounts representing compensation for assisting with collection efforts on the portfolio loans. The payments on the obligation begin after the Partnership has recovered its contribution to the portfolio loan. The Partnership's contribution amount is reduced by payments received on the portfolio loans.

PRODUCT WARRANTIES

        The Partnership provides retail home buyers with a one year warranty from the date of purchase on manufactured inventory. Product warranty costs are accrued when the covered homes are sold to customers. Product warranty expense is recognized based on the terms of the product warranty and the related estimated costs. Factors used to determine the warranty liability include the number of homes under warranty and the historical costs incurred in servicing the warranties. The accrued warranty reserve is reduced as costs are incurred.

        A tabular presentation of the activity within the warranty reserve account for the year ended December 31, 2016 is presented below:

2016
Warranty reserve, beginning of period	$—
Product warranty accrued	2,780,255
Warranty costs incurred	(2,413,793)

Warranty reserve, end of period	$366,462

Fair Value of Financial Instruments

        The Partnership's financial instruments consist primarily of cash and cash equivalents, accounts receivable, advances to dealers, portfolio loans, MHP Notes, accounts payable, lines of credit, notes payable and dealer portfolio positions.

        The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The advances to dealers, portfolio loans, MHP Notes and notes payable have interest rates which reflect market rates and their fair value approximates their carrying value. The lines of credit have variable rates of interest, which reflect current market rates of interest and their fair values approximates their carrying amounts.

        It was not practical for the Partnership to estimate the fair value of dealer portfolio positions. The Partnership has not developed a working model nor experienced enough payment history to evaluate this liability on a fair value basis.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

        The Partnership expenses all advertising and marketing expenses in the period incurred. Advertising costs for the year ended December 31, 2016 was $665,307.

Fair Value Measurements

        The Partnership accounts for its investments and derivative instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 820-10, Fair Value Measurement, which among other things provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level I measurement) and the lowest priority to unobservable inputs (level III measurements). The three levels of fair value hierarchy under ASC 820-10, Fair Value Measurement, are as follows:

Level I	Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives.
Level II
Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include: (1) Quoted prices for similar assets or liabilities in active markets; (2) Quoted prices for identical or similar assets or liabilities in inactive markets; (3) Inputs other than quoted prices that are observable; (4) Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level III
Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

        The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

        The Partnership uses derivatives to manage risks related to interest rate movements. The Partnership does not enter into derivative contracts for speculative purposes. Interest rate swap contracts are recognized as assets or liabilities on the consolidated balance sheets and are measured at fair value. The fair value was calculated and provided by the lender, a Level II input source per ASC 820-10, Fair Value Measurement. Management reviewed the fair values for the instruments as provided by the lender and determined the related liability to be an accurate estimate of future losses to the Partnership.

Revenue Recognition

        Revenue from mobile homes sold to independent dealers is generally recognized when the home is shipped and collectability is reasonably assured. Homes sold to independent dealers are generally paid for prior to shipment or financed by the independent dealer through standard industry arrangements.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Retail sales made by dealers that have a consignment agreement with the Partnership are recognized when the Partnership receives full payment for direct sales and upon execution of a loan contract for Partnership financed loans. Revenue is recognized net of sales taxes.

        Revenue from purchased home sales is recognized when title passes to the purchaser, and the Partnership receives full payment.

        Revenue from transportation services is recognized when the service is performed, and the Partnership receives full payment.

        Interest income on advances to dealers, MHP Notes and portfolio loans are recognized on an accrual basis. Prepaid financing charges received on portfolio loans are deferred and recognized in interest income over the life of the loan.

        The major classes of revenues for the year ended December 31, 2016 were as follows:

2016
Manufactured homes revenue	$91,810,821
Purchased homes revenue	7,276,497
Transportation revenue	876,673
Interest income	13,760,950

Net revenues	$113,724,941

Shipping and Handling Costs

        Shipping and handling costs for transportation revenues and products sold are recognized as a component of cost of revenues and were $1,702,113 for the year ended December 31, 2016.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

        The Partnership is a Texas limited partnership and is not a taxpaying entity for federal income tax purposes. As a result, no federal income tax expense has been recorded. The Partnership's annual tax income or loss is allocated to individual partners for reporting on their own individual federal tax returns. The Partnership is subject to certain state and local taxes.

        The Partnership applies ASC 740-10, Income Taxes, in establishing standards for accounting for uncertain tax positions. The Partnership evaluates uncertain tax positions with the presumption of audit detection and applies a "more likely than not" standard to evaluate the recognition of tax benefits or provisions. ASC 740-10, Income Taxes, applies a two-step process to determine the amount of tax benefits or provisions to record in the consolidated financial statements. The Partnership first determines whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2016, the Partnership had no uncertain tax positions.

CONCENTRATIONS

        Financial instruments that potentially subject the Partnership to concentrations of credit risk are accounts receivable, advances to dealers, portfolio loans, and notes receivable from mobile home parks. Management believes that its credit policies are adequate to minimize potential credit risk related to accounts receivable. The portfolio loans are secured by the mobile homes that were financed through the loan. The MHP Notes are secured by mobile homes and other assets. For the year ended December 31, 2016, two customers represented approximately 33% of MHP Notes.

3. PORTFOLIO LOANS RECEIVABLE

        Portfolio loans, net of allowance for loan losses and deferred financing fees, consisted of the following at December 31, 2016:

2016
Portfolio loans receivable	$79,219,928
Deferred financing fees, net	(713,093)
Allowance for loan losses	(6,417,242)

Portfolio loans receivable, net	$72,089,593

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

3. PORTFOLIO LOANS RECEIVABLE (Continued)

        The principal balance outstanding on the portfolio loans and the expected principal collections for the next five years and thereafter were as follows as of December 31, 2016:

2017	$3,591,078
2018	3,666,885
2019	4,102,291
2020	4,492,847
2021	4,829,151
Thereafter	58,537,676

$79,219,928

        The allowance for loan losses and net charge off activity consisted of the following at December 31, 2016:

2016
Allowance Activity:
Allowance for loan losses, beginning of period	$—
Provision for loan losses	1,468,314
Net charge-offs	(313,649)

Allowance for loan losses, end of period	$1,154,665

        A detailed aging of portfolio loans receivable that are past due as of December 31, 2016 were as follows:

	2016	%
Total portfolio loans receivable	$79,219,928	100.0

Past due portfolio loans:
31 - 60 days past due	$518,475	0.6
61 - 120 days past due	881,333	1.1
121 - 180 days past due	279,388	0.4
Greater than 180 days past due	213,736	0.3

Total past due	$1,892,932	2.4

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

4. NOTES RECEIVABLE FROM MOBILE HOME PARKS

        The principal balance outstanding on the MHP Notes and the expected collections for the next five years and thereafter were as follows as of December 31, 2016:

2017	$7,956,738
2018	8,140,613
2019	5,434,170
2020	5,227,240
2021	5,125,460
Thereafter	15,397,062

$47,281,283

5. INVENTORIES

        Inventories consisted of the following at December 31, 2016:

2016
Raw materials	$9,509,947
Work in progress	360,115
Finished goods	27,545,337
Land and homes	103,049

37,518,448
Less allowance for slow moving inventory	(38,346)

Net	$37,480,102

6. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following at December 31, 2016:

2016
Land	$3,019,844
Buildings and leashold improvements	8,365,297
Vehicles	1,035,772
Machinery and equipment	2,435,353
Furniture and fixtures	134,159

14,990,425
Less accumulated depreciation	(3,784,846)

$11,205,579

        Depreciation expense was $576,190 with $190,988 included as a component of cost of revenues for the year ended December 31, 2016.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

7. OTHER NON-CURRENT ASSETS

        Other non-current assets includes prepaid rent. Net prepaid rent was $359,694 at December 31, 2016. The prepaid rent is being amortized on a straight line basis over 19 years and 10 months, the life of the lease. Amortization of prepaid rent was $25,210 for the year ended December 31, 2016.

8. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following at December 31, 2016:

2016
Warranty reserve	$2,125,685
Litigation reserve	425,000
Payroll related liabilities	—
Derivative liabilities	13,986
Credit card liabilities	215,779
Customer deposits	1,106,664
Other accrued liabilities	1,156,653

$5,043,767

9. DEBT

Lines of Credit

Revolver 1

        The Partnership has a revolving line of credit ("Revolver 1") with Capital One, N.A. with a maximum credit limit of $35,000,000 at December 31, 2016. For the year ended December 31, 2016, Revolver 1 accrued interest at one month LIBOR plus 2.00%. The interest rates in effect as of December 31, 2016 was 2.77%. Amounts available under Revolver 1 are subject to a formula based on eligible portfolio loans and MHP Notes and are secured by all accounts receivable and a percentage of the portfolio loans receivable and MHP Notes. The amount of available credit under Revolver 1 was $7,438,651 at December 31, 2016. The Partnership was in compliance with all required covenants as of December 31, 2016.

        On May 12, 2017, subsequent to the consolidated balance sheet date, Revolver 1 was amended to extend the maturity date to May 11, 2020 and increase the maximum borrowing availability to $45,000,000.

        Revolver 1 is subject to an unused facility fee of 0.25% per annum of the unused balance. Revolver 1 is subject to a lock-box arrangement with the lender and in accordance with ASC 470-10-45, Classification of Debt, the Partnership classified Revolver 1 as a current liability in the consolidated balance sheet.

Revolver 2

        In April of 2016, the Partnership entered into an agreement with Veritex Community Bank to secure an additional revolving line of credit of $15,000,000 ("Revolver 2"). Revolver 2 accrues interest

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

9. DEBT (Continued)

at one month LIBOR plus 2.25% and all unpaid principal and interest is due at maturity on April 3, 2019. Revolver 2 is secured by all finished goods inventory excluding repossessed portfolio loans related inventory. Amounts available under Revolver 2 are subject to a formula based on eligible inventory. The amount of available credit under Revolver 2 was $3,000,000 at December 31, 2016. The Partnership was in compliance with all required covenants as of December 31, 2016.

        Interest incurred under Revolver 1 is considered a cost of financing portfolio loans receivable, MHP Notes and other financing receivables and interest incurred under Revolver 2 is considered a cost associated with the consignment fee revenues received from dealers for holding inventory on their lots. Accordingly, the Partnership included interest incurred under Revolver 1 and Revolver 2 in cost of revenues on the consolidated statement of operations. For the year ended December 31, 2016, interest expense included as a component of cost of revenues was $1,071,120.

Notes Payable

        On April 7, 2011, the Partnership signed a promissory note for $4,830,000 with Woodhaven Bank. The amount due under the promissory note accrues interest at an annual rate of 3.85% through February 2, 2017 and then at the prime interest rate plus 0.60% through maturity on April 7, 2018. The promissory note calls for monthly principal and interest payments of $29,706 with a final payment due at maturity of $3,676,651. The note is secured by certain real property of the Partnership. The balance outstanding on the note payable at December 31, 2016 was $3,924,059.

        On May 24, 2016, the Partnership signed a promissory note for $515,000 with Eagle One, LLC collateralized by the purchase of real property located in Oklahoma City, Oklahoma. The amount due under the promissory note accrues interest at an annual rate of 6.00%. The promissory note calls for monthly principal and interest payments of $5,718 until June 1, 2026. The balance outstanding on the note payable at December 31, 2016 was $492,669.

        Future minimum principal payments on the notes payable at December 31, 2016 were as follows:

2017	$246,933
2018	3,756,237
2019	45,022
2020	47,799
2021	50,747
Thereafter	269,990

$4,416,728

Note Payable to Captive

        On February 2, 2016, the Partnership entered into a $1,500,000 note payable agreement with stated annual interest rates of 3.75% with a captive insurance company (the "Captive") which is a related party through common ownership. The note is due on demand. Interest paid on the note payable to the Captive was $48,688 for the period ended December 31, 2016. The balance outstanding on the note payable to the Captive at December 31, 2016 was $1,500,000.

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

9. DEBT (Continued)

PILOT Agreement

        In December of 2016, the Partnership entered into a Payment in Lieu of Taxes ("PILOT") agreement commonly offered in Georgia by local community development programs to encourage industry development. The net effect of the PILOT agreement is to provide the Partnership with incentives through the abatement of local, city and county property taxes and to provide financing for improvements to the Partnership's Georgia plant (the "Project"). In connection with the PILOT agreement, the Putman County Development Authority provides a credit facility for up to $10,000,000 which can be drawn upon to fund Project improvements and capital expenditures as defined in the agreement. If funds are drawn, the Partnership would pay transactions costs and debt service payments. The PILOT agreement requires interest payments of 6.00% per annum on outstanding balances which is due each December 1st through maturity on December 1, 2021 at which time all unpaid principal and interest are due. The PILOT agreement is collateralized by the assets of the Project. As of December 31, 2016, the Partnership had not drawn on this credit facility.

10. DERIVATIVES

        On February 2, 2012, the Partnership entered into a master interest rate swap agreement. The Partnership elected not to designate the interest rate swap agreements as cash flow hedges and therefore, gains or losses on the agreements as well as the other offsetting gains or losses on the hedged items attributable to the hedged risk are recognized in current earnings. ASC 815-10, Derivatives and Hedging, requires derivative instruments to be measured at fair value and recorded in the statements of financial position as either assets or liabilities. The fair values of the interest rate swap agreements are included in accrued liabilities and were $13,986 at December 31, 2016. Included in the consolidated statements of operations for the year ended December 31, 2016 were gains of $26,352 which are the result of the changes in the fair values of the interest rate swap agreements.

        The Partnership entered into interest rate swap agreements with Capital One Bank to fix the variable rate portion for $5,000,000 of the line of credit to an average fixed rate of 1.16%. The interest rate swap agreements mature at various dates through December 1, 2017.

11. PARTNERS' CAPITAL

        Capital accounts have been established for each partner and are maintained according to the partnership agreement. Each partner's capital account is increased for the fair value of the partner's contributions, the partner's share of profits, and the amount of any Partnership liabilities assumed by the partner. Each partner's capital account is decreased for the fair value of any property distributed, the partner's share of losses, and the amount of any Partnership liabilities assumed by the partner.

        All net profits and losses are allocated to each partner pro rata in accordance with each partner's respective partnership interest during the period over which such profits and losses were accrued. Any Partnership losses which cannot be allocated to the remaining partners without creating a negative capital account shall be allocated to the remaining partners in proportion to their capital accounts until all partners have a capital account of zero. Net losses allocated when all partners have a capital account of zero shall be allocated proportionately among the partners according to their respective partnership interests. GPLH may make cash or in-kind property distributions to the partners on a pro

LEGACY HOUSING, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

11. PARTNERS' CAPITAL (Continued)

rata or non pro rata basis in its sole, absolute, unlimited, and non-reviewable discretion. Prior to the distribution of in-kind property distributions, the difference between the established fair market value and the book value of the property to be distributed shall be adjusted by a credit or charge, as is appropriate, to the partner's interest. Upon distribution, the adjusted value shall be charged to the capital accounts of the partner or partners receiving the distribution.

12. RELATED PARTY TRANSACTIONS

        Bell Mobile Homes ("BMH") is a company that purchases mobile homes from the Partnership. The owner of BMH is also a partner in the Partnership. Accounts receivable balances due from BMH were $40,895 at December 31, 2016. Accounts payable balances due to BMH were $53,892 at December 31, 2016. Sales revenues related to BMH for the year ended December 31, 2016 were $2,321,393.

        Shipley Bros, Ltd ("Shipley") is a company that purchases mobile homes from the Partnership. Certain owners of Shipley are also partners in the Partnership. Accounts receivable balances due from Shipley were $67,957 at December 31, 2016. Mobile home sales revenues related to Shipley for the year ended December 31, 2016 were $2,020,478.

13. LITIGATION

        The Partnership is party to certain legal proceedings that arise in the ordinary course and are incidental to its business. Legal proceedings that affect the Partnership allege, among other things, breach of contract and warranty, product liability and personal injury. Although litigation is inherently uncertain, based on past experience and the information currently available, management does not believe that the current pending and threatened litigation or claims will have a material adverse effect on the Partnership's financial position, liquidity or results of operations.

        However, future events or circumstances currently unknown to management will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Partnership's financial position, liquidity or results of operations in any future reporting periods.

14. SUBSEQUENT EVENTS

        The Partnership has evaluated events or transactions occurring after December 31, 2016, the consolidated balance sheet date, through July 26, 2017, the date the consolidated financial statements were available to be issued, and identified no events or transactions not previously disclosed in these notes to the consolidated financial statements which would impact the consolidated financial statements for the year ended December 31, 2016.

                        Shares

Legacy Housing Corporation

Common Stock

PROSPECTUS

Sole Managing Underwriter

                        , 2018

        Until                        , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses and costs expected to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and The Nasdaq Capital Market listing fee:

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

        Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

ITEM 14.    Indemnification of Directors and Officers

        Effective as of January 1, 2018, we converted from a Texas limited partnership into a Delaware corporation and changed our name to Legacy Housing Corporation. In connection with this conversion, we adopted a certificate of incorporation and bylaws and are now governed by the Delaware General Corporation Law, or the DGCL. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

        Section 145 of the DGCL further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

        In addition, the proposed form of Underwriting Agreement (to be filed by amendment) is expected to provide for indemnification of our directors and officers by the underwriter against certain liabilities.

        Article VI of our certificate of incorporation authorizes us to provide for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law.

        We intend to enter into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

        We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        See also the undertakings set forth in response to Item 17 herein.

ITEM 15.    Recent Sales of Unregistered Securities

        Effective January 1, 2018, we converted from a Texas limited partnership into a Delaware corporation. In connection with the conversion, all of our outstanding partnership interests were converted on a proportional basis into shares of common stock. The issuance of shares of common stock to our partners in the conversion was exempt from registration under the Securities Act by virtue of the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters will be involved in the issuance.

ITEM 16.    Exhibits and Financial Statement Schedules

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation of Legacy Housing Corporation.

3.2		Amended and Restated Bylaws of Legacy Housing Corporation.

4.1		Specimen Common Stock Certificate.

5.1	*	Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.

Exhibit Number		Description
10.1	†	2018 Incentive Compensation Plan.

10.2		Promissory Note, dated December 14, 2011, from Legacy Housing, Ltd. to Capital One, N.A.

10.3		Amended and Restated Promissory Note, dated December 12, 2013, from Legacy Housing, Ltd. to Capital One, N.A.

10.4		Second Amended and Restated Promissory Note, dated March 31, 2014, from Legacy Housing, Ltd. to Capital One, N.A.

10.5		Third Amended and Restated Promissory Note, dated May 12, 2017, from Legacy Housing, Ltd. to Capital One, N.A.

10.6		Fourth Amendment to Loan and Security Agreement, dated July 2015, between Legacy Housing, Ltd. and Capital One, N.A.

10.7		Amended and Restated Promissory Note, dated April 4, 2016, from Legacy Housing, Ltd. to Veritex Community Bank.

10.8		Promissory Note, dated April 7, 2011, from Legacy Housing, Ltd. to Woodhaven Bank Fossil Creek, a Branch of Woodhaven National Bank.

10.9		Promissory Note, dated May 24, 2016, from Legacy Housing, Ltd. to Eagle One, LLC.

10.10		Promissory Note, dated February 16, 2016, from Legacy Housing, Ltd. to DT Casualty Insurance Company Ltd.

14.1	*	Code of Ethics.

21.1		List of subsidiaries.

23.1	*	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).

23.2	*	Consent of Montgomery Coscia Greilich LLP, independent registered public accountants.

24.1	*	Power of Attorney (set forth on signature page of the registration statement).

†
Compensatory plan or agreement.

*
To be filed by amendment.

(b)
Financial Statement Schedules

        All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, State of Texas, on the            day of                        , 2018.

LEGACY HOUSING CORPORATION
By:	Name: Title:

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Curtis D. Hodgson and Kenneth E. Shipley, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Curtis D. Hodgson	Co-Chief Executive Officer and Director (principal executive officer)	, 2018
Kenneth E. Shipley	Co-Chief Executive Officer and Director (principal executive officer)	, 2018
Jeffrey V. Burt	Chief Financial Officer (principal financial and accounting officer)	, 2018
	Director	, 2018
	Director	, 2018
	Director	, 2018